This Schedule 13D for Mark A. Speizer amends the original Schedule 13D that was transmitted yesterday via EDGAR (Accession No. 0000912057-96-011428).
Due to numerous technical difficulties in connection with the original filing, the exhibits were not transmitted and certain numerical typographical errors occurred.

                                                           PAGE     OF     PAGES
                                                                ---    ---

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.      1      )*
                                         ------------

                            NATIONAL INSURANCE GROUP
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    636525107
           ----------------------------------------------------------
                                 (CUSIP Number)

              JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS LLP
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 23, 1996
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 636525107                              PAGE          OF          PAGES
                                                      --------    --------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARK A. SPEIZER
________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                        (b) /X/
________________________________________________________________________________
3  SEC USE ONLY

________________________________________________________________________________
4  SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (E)                                                               / /

________________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

________________________________________________________________________________
                 7  SOLE VOTING POWER
   NUMBER OF          1,918,529 SHARES
     SHARES      _______________________________________________________________
  BENEFICIALLY   8   SHARED VOTING POWER
    OWNED BY              7,200 SHARES
      EACH
________________________________________________________________________________
    REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON           1,918,529 SHARES
      WITH
________________________________________________________________________________
               10  SHARED DISPOSITIVE POWER
                        7,200 SHARES

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,925,729 SHARES
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    41.2%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON*
    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           PAGE     OF     PAGES
                                                                ---    ---



                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

        -----------------------------------------------------------------
        -----------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement relates is:

               National Insurance Group
               Common Stock (the "Common Stock")

               The name and address of the principal executive office of the issuer of such securities are:

               National Insurance Group
               395 Oyster Point Blvd., Suite 500
               South San Francisco, CA  94080-1933

               National Insurance Group (the "Company") is a corporation incorporated under the laws of the state of California.


ITEM 2.  IDENTITY AND BACKGROUND.

               The name and principal business address of the person filing this statement are:

               Mark A. Speizer
               400 Oyster Point Blvd., Suite 115
               South San Francisco, CA  94080-1933


               Mr. Speizer is a member of the Board of Directors of the Company and each of its subsidiaries. Mr. Speizer was Chairman of the Board, Chief Executive Officer, and President of the Company and each of its subsidiaries until October 19, 1995. Since then, his principal occupation has

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                                                                ---    ---

been as an individual investor and businessman (and member of the Board of Directors of the Company, and each of its subsidiaries).

               In the past five years, Mr. Speizer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Mr. Speizer is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Speizer agreed to purchase a total of 824,295 shares (the "Herman Shares") pursuant to the Option and Stock Purchase Agreement entered into on May 1, 1996, as amended (the "Stock Purchase Agreement"), between
Howard L. Herman and Marcia E. Herman, Bradley Herman, Barbara Herman and the Joel Franklin Herman Trust (collectively, the "Sellers") and Mr. Speizer. Of those shares, 788,795 were purchased on May 31, 1996 ("First Closing Shares") in Los Angeles, California. The remaining 35,500 shares (the "Second Closing Shares") will be purchased no later than June 15, 1996 (subject to certain extensions provided in the Stock Purchase Agreement) in Los Angeles, California. At the time of Mr. Speizer's purchase of the First Closing Shares, Mr. Speizer acquired all right, title and power to vote such shares and in connection therewith, each of the Sellers gave Mr. Speizer a proxy to vote the shares pending transfer of the shares into his name (collectively, the "Herman Proxies").

               Mr. Speizer's agreement to purchase the Herman Shares pursuant to the Stock Purchase Agreement was expressly conditioned upon receipt of an approval, or an exemption from the full filing and prior approval requirements of California Insurance Code Section 1215.2, from the California Department of Insurance (the "Department"). On May 23, 1996, the Department granted such exemption.

               Pursuant to the Stock Purchase Agreement, the purchase price for the Herman Shares in the aggregate (including both the option price and the exercise price) was $8,655,098 (the "Purchase Price"), allocable $8,282,348 ($10.50 per share) to the First Closing Shares and $372,750 ($10.50 per share) to the Second Closing Shares. The price for the First Closing Shares was paid by $2,942,382.05 in cash and promissory notes payable by Mr. Speizer to the Sellers in the total principal amount of $5,339,965.45, and the price for the Second Closing Shares will be paid by $132,422.95 in cash and promissory notes payable by Mr. Speizer to the Sellers in the total principal amount of $240,327.05 (such promissory notes, collectively, the "Speizer Notes"). The Speizer Notes each bear interest at 9% per annum, payable in monthly installments of principal and interest in the amount of $2,099.80 per month.

                                                           PAGE     OF     PAGES
                                                                ---    ---

               As collateral for the Speizer Notes, Mr. Speizer is required to pledge to the Sellers pursuant to Security Agreements and Stock Pledges (the "Stock Pledge Agreements") the Herman Shares and 400,000 additional shares of the Company's Common Stock currently owned by Mr. Speizer (together, the "Pledged Shares"). The Pledged Shares are required to be held in escrow by City National Bank (of Beverly Hills, California), as pledgeholder, pursuant to the terms of that certain Escrow Agreement dated as of May 31, 1996 by and among Mr. Speizer, the Sellers and City National Bank as escrow agent.

               Mr. Speizer has obtained from Arabella S.A. ("Arabella"), a Luxembourg company whose shares are publicly listed on the Luxembourg stock exchange, a line of credit for up to $4.2 million. Advances under the line of credit from Arabella are evidenced by a one-year term note bearing interest at 10% per annum (the "Arabella Note"). The Arabella Note is unsecured and no principal or accrued interest will be due and payable by Mr. Speizer until the end of the term. Such line of credit is available to fund the purchase of the Herman Shares and amounts necessary for Mr. Speizer to make any regularly scheduled payments of principal and interest coming due under the Speizer Notes during the term of the Arabella Note and certain other expenses.

ITEM 4.  PURPOSE OF TRANSACTION.

               Mr. Speizer co-founded the Company and was Chairman of the Board of the Company, and of its wholly owned subsidiaries, from its and each of their formation until October, 1995. He was also the President and Chief Executive Officer of the Company and each of its subsidiaries until that date. He is a current member of its Board of Directors and of each subsidiary. Immediately prior to the acquisition described in Item 3 above, Mr. Speizer had beneficial ownership of approximately 22.5% of the outstanding shares of the Company's Common Stock and was its largest shareholder. As a result of the aforementioned acquisition, Mr. Speizer has beneficial ownership of more than 40% of the outstanding shares of the Company's Common Stock and should be able, through such beneficial ownership, to control the Company.

               Mr. Speizer plans to propose a slate of directors for the Company's Annual Meeting of Shareholders, expected to take place in July, 1996. The current Board of Directors has agreed to nominate Mr. Speizer's slate of directors at that Annual Meeting, provided that Mr. Speizer has purchased the Second Closing Shares on or before June 12, 1996. Mr. Speizer anticipates that such slate of directors will include Bruce Cole, Kevin R. McCarthy, Nuno D'Adda Brandolini, Saul Jodel, and himself. Bruce Cole is the Executive Vice President and General Counsel of J.B. Oxford & Company. Kevin McCarthy and Nuno D'Adda Brandolini are President and Managing Director, respectively, of Scorpion Holdings. Saul Jodel is the Chairman of Toymakers, Inc. Mr. Speizer also intends to seek the offices of Chairman of the Board and Chief Executive Officer of the Company and each subsidiary, and will seek to have his nominee selected as President upon resignation of the current President of the Company. Mr. Speizer anticipates that Mr. Cole may be involved in the senior management of the Company.

                                                           PAGE     OF     PAGES
                                                                ---    ---

Mr. Speizer is acquiring the Herman Shares with a view towards actively managing the Company and considering actions that would enhance shareholder value. Mr. Speizer believes that the Company's Common Stock is currently undervalued, and he believes that the Board of Directors of the Company should be evaluating alternatives available to the Company to maximize the value of the Company for all shareholders. If Mr. Speizer's nominees for Director are elected, the Speizer nominees intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, holdings, operations, properties, policies and personnel, and to consider alternative strategies to enhance stockholder value.

          As of May 31, 1996, Mr. Speizer has agreed to the terms of an option agreement set forth on the Term Sheet for Option Agreement (the "Term Sheet") which require him to negotiate in good faith to enter into an option agreement with Scorpion Acquisition, LLC, a Delaware limited liability company (the "LLC"). The Term Sheet provides that, subject to obtaining Department approval of the acquisition, the LLC will acquire from Mr. Speizer the Pledged Shares and assume Mr. Speizer's obligations under the Speizer Notes and the Arabella Note pursuant to a 6 month option to be granted by Mr. Speizer to the LLC (the "LLC Option"). If the LLC Option is exercised, Mr. Speizer will receive a 22.5% profits interest in the LLC (after return of capital to certain members of the LLC and the payment of certain expenses by the LLC). Such Term Sheet was agreed to in Los Angeles, California.

          Subject to the foregoing, Mr. Speizer intends to review on a continuing basis his investment in the Common Stock of the Company and may, subject to the continuing evaluation of the factors discussed herein, acquire or dispose from time to time additional shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, Mr. Speizer may, from time to time, retain or sell all or a portion of his holdings of the shares in the open market or in privately negotiated transactions. Any action that he might undertake with respect to the shares will be dependent upon his individual review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

          Other than as described above, Mr. Speizer does not have plans to dispose of the Herman Shares, however, Mr. Speizer retains the right at all times to sell or otherwise dispose of all or any part of the Herman Shares pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, or under an exemption from such registration available under the Securities Act (including Rule 144 and Rule 144A) and applicable state securities laws and subject, nevertheless, to the disposition of his property being at all times within its control. Although the foregoing reflects activities currently

                                                           PAGE     OF     PAGES
                                                                ---    ---

contemplated by Mr. Speizer with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that he will purchase or dispose of additional shares or take any of the other actions referred to above. Except as set forth above, he has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Speizer is the beneficial owner of 1,925,629 shares (41.2%) of the Company's outstanding Common Stock (the "Speizer Shares"). Of the foregoing, 40,520 are shares Mr. Speizer may acquire by exercise of certain options, which are fully vested and may be exercised at any time. 35,500 of the Speizer Shares are the Second Closing Shares (as previously defined), which will be acquired by Mr. Speizer on or before June 15, 1996 (subject to certain extensions) pursuant to the Stock Purchase Agreement. (See Item 2 above.) 2,400 of the Speizer Shares are owned by Mr. Speizer's wife, Linda Speizer, and 2,400 of the Speizer Shares are owned by each of Mr. Speizer's two daughters (Stacey M. Speizer and Stephanie L. Speizer), for a total of 7,200 shares. Mr. Speizer disclaims any beneficial ownership of those 7,200 shares. Mr. Speizer has sole dispositive and voting power as to 1,918,429 of the Speizer Shares and may be considered to have shared dispositive and voting power with his wife and daughters, as applicable, as to 7,200 of the Speizer Shares.

          See Items 3 and 4 above for a description of the transactions in the Speizer by Mr. Speizer occurring during the past 60 days.

          Of the Speizer Shares, the following amounts have been (or will be) pledged: (i) 436,614 to The Pacific Bank, (ii) 200,000 to The Commercial Bank of San Francisco, and (iii) 1,224,295 to the Sellers in connection with the Stock Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          See Item 3 above for a description of the Stock Purchase Agreement, the Speizer Notes, the Stock Pledge Agreements, the Herman Proxies, and the Escrow Agreement.

          See Item 4 above for a description of the LLC Option.  Messrs. Kevin
R. McCarthy and Nuno D'Adda Brandolini are the current members and managers of the LLC. It is anticipated that the LLC will have additional members, including Mr. Speizer (who also will act as a manager) upon approval by the Department of the transfer of the Pledged Shares to the LLC. It also is anticipated that, assuming the LLC acquires the Pledged Shares, the LLC will not sell the Pledged Shares before December 1, 1996 and, if the LLC receives an offer to purchase such shares after December 1, 1996, Mr. Speizer will have the first right to purchase

                                                           PAGE     OF     PAGES
                                                                ---    ---

such shares at the price offered to the LLC by a third party. In addition, it is anticipated that the LLC will give a proxy to Mr. Speizer to vote the Pledged Shares.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Option and Stock Purchase Agreement, as amended
2. Escrow Agreement
3. Speizer Notes
4. Stock Pledge Agreements
5. Herman Proxies
6. Credit Agreement by and between Mark A. Speizer and Arabella S.A., dated as of May 31, 1996
7. Arabella Note
8. Term Sheet

                                                           PAGE     OF     PAGES
                                                                ---    ---

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1996



                    /s/ Mark A. Speizer
                    -----------------------------
                    Mark A. Speizer

                                                                      EXHIBIT 1

                       OPTION AND STOCK PURCHASE AGREEMENT

                                     BETWEEN

                                HOWARD L. HERMAN
                                MARCIA E. HERMAN
                                 BRADLEY HERMAN
                                 BARBARA HERMAN
                         THE JOEL FRANKLIN HERMAN TRUST

                                       AND

                                 MARK A. SPEIZER



                           Dated as of April 30, 1996

                       OPTION AND STOCK PURCHASE AGREEMENT



          THIS OPTION AND STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of April 30, 1996, between Howard L. Herman and Marcia E. Herman (together, "H. Herman"), Bradley Herman ("Br. Herman"), Barbara Herman ("Ba. Herman") and the Joel Franklin Herman Trust (the "Herman Trust") (each a "Seller", and collectively, "Sellers") and Mark A. Speizer, a married man dealing with his sole and separate property ("Buyer").


                                    RECITALS

     WHEREAS, H. Herman owns of record and beneficially 664,615 shares of Common Stock, without par value (the "Common Stock"), of National Insurance Group, a California corporation (the "Company"), Br. Herman and Ba. Herman own of record, jointly and beneficially, 30,581 shares of Common Stock, Br. Herman owns of record and beneficially, 56,799 shares of Common Stock, and the Herman Trust owns of record and beneficially 49,800 shares of Common Stock, representing a total of 801,795 shares of Common Stock owned of record and beneficially by Sellers (collectively, the "Sellers Shares");

     WHEREAS, Howard L. Herman owns options (the "Options") to purchase an aggregate of 22,500 shares of Common Stock (the "Option Shares") (the Sellers Shares, and any Option Shares which have vested as of the Second Closing Date (as defined below), are collectively referred to as the "Shares"); and

     WHEREAS, Buyer wishes to acquire the right to purchase the Shares and Seller desires to grant the right to purchase the Shares on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and of the agreements contained herein, the parties agree as follows:

                                    ARTICLE 1

                           PURCHASE AND SALE OF SHARES

     1.1 PURCHASE AND SALE. Subject to the terms and conditions herein, on the First Closing Date and the Second Closing Date (as hereinafter defined), Sellers agree to sell to Buyer, and Buyer agrees to purchase from Sellers, the Shares.

     1.2 OPTION. Not later than the close of business on May 3, 1996, Buyer shall deliver to H. Herman $50,000 in cash by wire transfer in accordance with Howard L. Herman's instructions or cashier's check delivered to Barry Reder at the address set forth herein in consideration for a binding and irrevocable option to purchase the Shares at the prices and on the terms set forth in this Agreement. If such payment is not timely received, this Agreement shall automatically terminate. Buyer may exercise the option granted herein by delivering the Closing Notice specifying a Closing Date consistent herewith but not later than May 31, 1996, and if not so exercised, the option will expire.

     1.3 PURCHASE PRICE. As consideration for the purchase of the Shares, Buyer agrees to pay to Sellers (i) for the Sellers Shares, an aggregate purchase price of $8,368,848, plus (ii) an amount equal to $10.50 for each Option Share included in the Shares (the "Option Share Purchase Price"), as shown on Schedule 1 hereto, as follows:

          (a) $3,024,806 in cash, with each Seller to receive the amount of cash shown on Schedule 1 hereto; plus

          (b) the balance of the purchase price shall be payable pursuant to Promissory Notes in the form attached as Exhibit A hereto (the "Promissory Notes"), with each Seller to receive Promissory Notes in the principal amount shown on Schedule 1 hereto.

     1.4 TAXES. All federal, state, local or other transfer, sales, use or document stamp taxes applicable to the sale to Buyer of the Shares shall be borne and paid by Buyer.

     1.5 ESCROW AGREEMENT. Within ten business days after the date hereof, Buyer, Sellers and an escrow agent, which is either a chartered bank or savings and loan association or a trust company or such other entity as may be reasonably satisfactory to Buyer and Sellers ("Escrow Agent"), shall execute and deliver an Escrow Agreement, consistent herewith, as may be negotiated in good faith between the Buyer and Sellers, and which shall contain such provisions as may be requested by the Escrow Agent and approved by Buyer and Sellers, which approval shall not be unreasonably withheld. Buyer and Sellers shall also amend this Agreement as may be requested by the Escrow Agent and approved by Buyer and Sellers, which approval shall not be unreasonably withheld. If an escrow is not created pursuant to this Section 1.5, Buyer and Sellers will use their best efforts to close the transactions contemplated hereby without the use of an escrow agent. Buyer and Seller shall each pay one-half of the fees and expenses of the Escrow Agent in connection with the closing of the transactions hereunder, but Buyer shall pay such fees and expenses for all services after the Second Closing Date.

     1.6 FIRST CLOSING DATE. Buyer shall purchase and Sellers shall sell and deliver the Shares in two increments. On the First Closing Date (as hereinafter defined), Buyer shall purchase, and Sellers shall sell and deliver, 768,214 Shares (the "Initial Share Increment") as follows:

          (a) The closing of the purchase and sale of the Initial Share Increment shall occur no sooner than the first business day and no later than the fifth business day, which in no event shall be later than May 31, 1996 (the "First Closing Date"), as specified by Buyer, following notice (the "Closing Notice") from Buyer to Sellers. Buyer shall deliver the Closing Notice on the first business day after its receipt of an approval or grant of an exemption of the California Department of Insurance or the Commissioner of Insurance as contemplated by Section 5.1(c) hereof.

          (b)  Omitted Intentionally.

          (c)  On the First Closing Date,

               (i) Buyer shall deliver to the Escrow Agent (1) $2,815,610 in cash by wire transfer, (2) Promissory Notes in the aggregate principal amount of $5,200,637, (3) certificates representing 1,168,214 shares of Common Stock (the "Pledged Shares"), with duly executed blank stock powers or other instruments of transfer requested by Sellers, and (4) duly executed blank stock powers or other instruments of transfer for the certificate(s) representing the Initial Share Increment. Buyer shall also execute and deliver to the Escrow Agent (A) Security Agreement and Stock Pledges (each a "Pledge Agreement") in the form of Exhibit B hereto, and (B) the certificate to be delivered pursuant to Section 5.2(a) hereof.

               (ii) Sellers shall deliver (or cause any pledgee(s) of any Shares ("Pledgees") to deliver) to the Escrow Agent (1) certificates representing the Initial Share Increment, with duly executed stock powers or other instruments of transfer requested by Buyer and (2) promissory notes or other evidences of indebtedness held by any Pledgees. Sellers shall also execute and deliver to the Escrow Agent (1) Pledge Agreements in the form of Exhibit B hereto and (2) the certificate to be delivered pursuant to Section 5.1(a) hereof.

               (iii) Upon receipt of the items described in Sections 1.6(c)(i) and (ii) hereof, the Escrow Agent shall execute and deliver the Pledge Agreements and, pursuant to the Escrow Agreement, shall do the following, all of which shall be deemed to occur simultaneously: (1) surrender the certificates and the related stock transfer powers or other instruments of transfer delivered by Sellers pursuant to Section 1.6(c)(ii) hereof for the Initial Share Increment to the Company's transfer agent, and instruct the transfer agent to issue new certificates for the Initial Share Increment in the name of Mark A. Speizer, a married man as his sole and separate property, and to return the certificates to the Escrow Agent and not to Buyer, (2) deliver to the Pledgees cash to repay the full amount of indebtedness secured by the Shares held by the Pledgees as shown on Schedule 1, (3) deliver to the Sellers any promissory note or other evidence of indebtedness held by the Pledgees marked paid so as to release such pledge,
(4) deliver to Sellers the remaining cash  delivered by Buyer pursuant to
Section 1.6(c)(i) hereof, with each Seller to receive the amount of cash shown under "Cash at First Closing" on Schedule 1 hereto, and the Promissory Notes in the amount shown on Schedule 1, (5) deliver to each Seller a Pledge Agreement covering the number of Shares and Pledged Shares shown on Schedule 1 hereto, and
(6) retain the Pledged Shares and, when received from the transfer agent, the Initial Share Increment, pursuant to the Escrow Agreement.

          (d) If any of the Shares which constitute the Initial Share Increment have not timely been delivered to the Escrow Agent for delivery to Buyer, Buyer reserves the right, but not the obligation, to purchase any Shares which have been timely delivered to the Escrow Agent, with an appropriate and equitable adjustment to the cash, Promissory Notes and Pledged Shares to be delivered to the Escrow Agent on behalf of the Seller(s) who have not delivered such Shares, to reflect the reduced number of Shares to be sold to Buyer. Such failure to sell Shares to Buyer shall constitute a default under this Agreement with liability limited to the non-selling Seller, and

Buyer reserves all of its remedies under this Agreement, including, but not limited to, Section 7.12 hereof, to obtain the balance of the remaining Initial Share Increment.

     1.7 SECOND CLOSING DATE. Buyer shall purchase, and Sellers shall sell and deliver, the Seller Shares not purchased pursuant to Section 1.6 hereof (the "Remaining Share Increment") and the Option Shares on such date as is mutually determined by the parties, but not later than June 15, 1996 (provided, however, that if Howard L. Herman has taken all required action to purchase the Option Shares and such Option Shares have not been issued to him, such date shall be extended until five business days after the date on which all Option Shares have been issued to him), as follows:

          (a)  OPTION SHARES.  On the Second Closing Date,

               (1) Buyer shall deliver to the Escrow Agent (A) $83,930 in cash by wire transfer, (B) a Promissory Note in the aggregate principal amount of $152,320, and (3) duly executed blank stock powers or other instruments of transfer for the certificate representing the Option Shares pursuant to the Pledge Agreement. Buyer shall also execute and deliver to the Escrow Agent the certificate to be delivered pursuant to Section 5.2(a) hereof.

               (2) Howard L. Herman shall deliver to the Escrow Agent certificates representing the Option Shares, with duly executed stock powers or other instruments of transfer requested by Buyer. Howard L. Herman shall also execute and deliver to the Escrow Agent the certificate to be delivered pursuant to Section 5.1(a) hereof.

               (3) Upon receipt of the items described in Sections 1.7 (a)(1) and (2) hereof, the Escrow Agent, pursuant to the Escrow Agreement, shall do the following, all of which shall be deemed to occur simultaneously: (A) surrender the certificates and the related stock transfer powers or other instruments of transfer delivered by Howard L. Herman pursuant to Section 1.7(a)(2) hereof for the Option Shares to the Company's transfer agent, and instruct the transfer agent to issue new certificates for the Option Shares in the name of Mark A. Speizer, a married man as his sole and separate property, and to return the certificates to the Escrow Agent and not to Buyer, (B) deliver to Howard L. Herman the cash and Promissory Note delivered by Buyer pursuant to Section 1.7(a)(1) hereof, and (C) retain, when received from the transfer agent, the Option Shares pursuant to the Escrow Agreement.

          (b)  REMAINING SHARE INCREMENT.  On the Second Closing Date,

               (1) Buyer shall deliver to the Escrow Agent (A) $125,264 in cash by wire transfer, (B) Promissory Notes in the aggregate principal amount of $227,336, and (C) duly executed blank stock powers or other instruments of transfer for the certificate representing the Remaining Share Increment pursuant to the Pledge Agreement. Buyer shall also execute and deliver to Sellers the certificate to be delivered pursuant to Section 5.2(a) hereof.

               (2) Sellers shall deliver to the Escrow Agent certificates representing the Remaining Share Increment, with duly executed stock powers or other instruments of transfer requested by Buyer. Sellers shall also execute and deliver to the Escrow Agent the certificate to be delivered pursuant to Section 5.1(a) hereof.

               (3) Upon receipt of the items described in Sections 1.7(b)(1) and (2) hereof, the Escrow Agent, pursuant to the Escrow Agreement, shall do the following, all of which shall be deemed to occur simultaneously: (A) surrender the certificates and the related stock transfer powers or other instruments of transfer delivered by Sellers pursuant to Section 1.7(b)(2) hereof for the Remaining Share Increment to the Company's transfer agent, and instruct the transfer agent to issue new certificates for the Remaining Share Increment in the name of Mark A. Speizer, a married man as his sole and separate property, and to return the certificates to the Escrow Agent and not to Buyer, (B) deliver to Sellers the cash and Promissory Notes delivered by Buyer pursuant to Section 1.7(a)(1) hereof, and (C) retain, when received from the transfer agent, the Remaining Share Increment, pursuant to the Escrow Agreement.

          (c) If any of the Shares which constitute the Remaining Share Increment or the Option Shares have not timely been delivered to the Escrow Agent for delivery to Buyer, Buyer reserves the right, but not the obligation, to purchase any Shares, which have been timely delivered to the Escrow Agent, with an appropriate and equitable adjustment to the cash and Promissory Note to be delivered to the Escrow Agent on behalf of the Seller(s) who have not delivered such Shares, to reflect the reduced number of Shares to be sold to Buyer. Such failure to sell Shares to Buyer shall constitute a default under this Agreement with liability limited to the non-selling Seller, and Buyer reserves all of its remedies under this Agreement, including, but not limited to, Section 7.12 hereof, to obtain the balance of the Remaining Share Increment.

     1.8 VOTING OF SHARES; IRREVOCABLE PROXY. For so long as Buyer is not in default hereunder and no default (after passage of any applicable grace period) has been declared under any Promissory Note, if the Company shall have scheduled a meeting of shareholders to be held between the date of the Closing Notice and the First Closing, Sellers shall irrevocably appoint and constitute Buyer, at any time on and after the date of the Closing Notice, as their proxy to attend meetings, vote, give consents and in all other ways to act in its place and stead for the purpose of voting all shares of Common Stock constituting the Shares on any and all matters at such meeting or at any adjournment thereof to be held not later than five business days after the Closing Notice and to take any other actions permitted to be taken by a shareholder, including but not limited to the calling of a shareholders meeting. Prior to the date of the Closing Notice, the Sellers agree not to grant a proxy to any person other than Buyer. The proxy granted to Buyer shall have full power of substitution by Buyer. Upon the termination of this Agreement in accordance with the terms hereof, the irrevocable proxy will automatically be deemed terminated and revoked as to any Shares which have not previously been purchased by Buyer pursuant to this Article 1. At the First Closing and the Second Closing, Seller shall execute and deliver to Buyer a proxy irrevocably appointing and constituting Buyer as their proxy to attend meetings, vote, give consents, and in all other ways to act in its place and stead for the purpose of voting all shares of Common Stock constituting the Initial Share Increment, at the time of the First Closing Date, and the Remaining Share Increment and the Option Shares at the Second Closing Date, on any and all matters at such meeting or at any adjournment thereof and to take any other actions permitted to be taken by a shareholder, including but not limited to the calling of a shareholders meeting.

                                    ARTICLE 2

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

     Sellers represent and warrant to Buyer as of each Closing Date as follows:

     2.1 AUTHORITY. Sellers have the requisite power and authority to execute and deliver this Agreement, to transfer the Shares and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sellers and constitutes their valid and binding obligation, enforceable against Sellers in accordance with its terms. Except for the liens of, and agreements entered into with, the Pledgees (a) Sellers have good and marketable title to the Shares, free and clear of any mortgage, pledge, lien, claim or encumbrance of any kind, and (b) other than this Agreement, no Seller is a party to any agreement, arrangement or understanding (regarding the voting, ownership, transfer or otherwise) with respect to the Shares. Upon the payments to Pledgees of the amounts set forth on Schedule 1 hereto pursuant to Section 1.6(c)(iii) hereof, all such liens of and agreements with the Pledgees shall terminate, and Buyer shall receive the Shares free and clear of any mortgage, pledge, lien, claim or encumbrance of any kind. Each Seller has previously or hereby makes, constitutes and appoints Howard L. Herman as its true and lawful attorney and agent-in-fact to execute such documents and agreements and instruments and to do such other acts and things as may be necessary to accomplish the purposes of this Agreement.

     2.2 NO CONFLICTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by Sellers will violate, conflict with, or result in the breach or termination of, any agreement or instrument to which any Seller is a party.

     2.3 OWNERSHIP OF SHARES. The Shares constitute all of the shares of the Common Stock of the Company, directly or indirectly, owned by the Sellers or over which the Sellers exercise shared or sole voting or investment power. The Sellers do not own, directly or indirectly, or exercise control over, any options, warrants or other rights outstanding for the purchase of any Common Stock of the Company, other than the Options.

                                    ARTICLE 3

                     REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Sellers as of each Closing Date as follows:

     3.1 AUTHORITY. Buyer has the requisite power and authority, including without limitation, under community property laws, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes his valid and binding obligation, enforceable against Buyer in accordance with its terms. Buyer has good and marketable title to the Pledged Shares, free and clear of any mortgage, pledge, lien, claim or encumbrances of any kind.

     3.2 NO CONFLICTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) violate, conflict with or result in the breach or termination of, any material agreement or instrument to which Buyer is a party, or (b) except for (1) approval or grant of an exemption of Buyer's purchase of the Shares by the California Department of Insurance or the Commissioner of Insurance, or (2) applicable requirements, if any, of state securities or blue sky laws, violate or conflict with (or require any filing, consent, or similar action under) any law, rule, regulation, judgment, order, injunction, decree or award that applies to or binds Buyer.

     3.3 INVESTMENT REPRESENTATION. Buyer is purchasing the Shares for investment and not with a view to distribution (within the meaning of the Securities Act of 1933 (the "Securities Act")), without prejudice, however, to its right at all times to sell or otherwise dispose of all or any part of said Shares pursuant to an effective registration statement under the Securities Act and applicable state securities laws, or under an exemption from such registration available under the Securities Act (including Rule 144 and Rule
144A) and applicable state securities laws and subject, nevertheless, to the disposition of its property being at all times within its control.

                                    ARTICLE 4

                              ADDITIONAL COVENANTS

     4.1 EXERCISE OF VESTED OPTIONS; DEPOSIT WITH ESCROW AGENT. Howard L. Herman agrees to acquire the Option Shares before the Second Closing Date by exercising all Options which have vested on or before such date and, promptly upon the receipt thereof, to deposit with the Escrow Agent certificate(s) representing such Option Shares, with duly executed stock powers or other instruments of transfer requested by Buyer.

     4.2 RESIGNATION OF DIRECTOR. Upon Buyer's request, Howard L. Herman agrees at any time to resign as a director of the Company and any subsidiary of the Company.

     4.3  COOPERATION.   At Buyer's expense, each of the Sellers and Buyer agree
to use its best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the satisfaction of all conditions thereto set forth herein, provided, however, that in no event shall Buyer be liable for costs associated with the release of any shares held by any Pledgee or attorneys' fees incurred through the Second Closing Date, in the normal course, to consummate the transactions contemplated hereby. Such actions shall include, without limitation, exerting reasonable efforts to obtain consents, authorizations and approvals of all private parties and governmental authorities whose consent is necessary to effectuate the transactions contemplated by this Agreement. None of the Sellers nor the Buyer shall take any action which shall in any manner hinder the other party in consummating the transactions set forth herein.

     4.4 NO PURCHASE OF ADDITIONAL SHARES. For a period of five (5) years after the date of this Agreement, each Seller agrees not to own, control, purchase or otherwise acquire, directly or indirectly, any interest in any securities of the Company, except as otherwise contemplated by this Agreement; PROVIDED, HOWEVER, if Buyer defaults in payment of principal or interest due under any Promissory Note and the Pledged Shares are sold pursuant to the Pledge Agreement to satisfy any portion of such Promissory Note, then such Sellers who holds such Promissory Note shall not be restricted by this Section 4.4.

     4.5 LIFE INSURANCE. Within one hundred and twenty (120) days of the date of this Agreement, Buyer shall procure from a major insurance company rated A or better by Best's, or an equivalent rating by Standard & Poor's or Moody's Investor Service (or any other insurer satisfactory to Sellers), life insurance policies (the "Policies") insuring Buyer's life and naming Sellers as beneficiaries for a 10-year term (the "Life Insurance Term"). Any proceeds collected from the Policies shall be applied first towards payment of unpaid interest and then to payment of outstanding principal on the Promissory Notes until such Promissory Notes are paid and discharged in full. The Policies, in the aggregate, shall provide a level term death benefit of at least $2,500,000 for the first 5 years of the Life Insurance Term and a level term death benefit of at least $1,500,000 for the remaining 5 years of the Life Insurance Term. If Buyer fails to deliver the Policies within one hundred and twenty (120) days of the date of this Agreement, Sellers shall be entitled to accelerate the principal amount of any Promissory Notes theretofore delivered by Buyer to Sellers. If Buyer fails to maintain the Policies in the minimum amounts required in this Section 4.5, Sellers shall be entitled to accelerate the principal amount of any Promissory Notes theretofore delivered by Buyer to Sellers.

     4.6  COLLATERAL EVALUATION.

          (a) At any time after 2 years from the date hereof, Howard L. Herman, on behalf of the Sellers, shall have the right from time to time but no more often than once every three (3) months to request a Collateral Evaluation (as hereinafter defined).

          (b)  A "Collateral Evaluation" shall consist of the following:

               (1) Howard L. Herman will cause an independent accounting firm, reasonably acceptable to Purchaser, to prepare a computation of the Value of the Collateral and the Security Ratio as of a recent date.

               (2)  If the Security Ratio is less than 1.25, then subject to
Section 4.6(b)(3) hereof, Howard L. Herman, on behalf of the Sellers, shall be entitled, by written notice duly delivered to Buyer (an "Acceleration Notice"), to accelerate the principal amount of the Promissory Notes so that all amounts owed thereunder are due and payable in 30 days (the "Acceleration Date").

               (3) If Buyer elects, in a written notice (a "Notice of Additional Collateral") on or prior to the Acceleration Date (x) to secure the Promissory Notes with additional shares of Common Stock or Other Pledged Assets deposited with the Escrow Agent, (y) to prepay a portion of the principal amount due under the Promissory Notes, which shall be accompanied by the applicable Prepayment Penalty as provided under the Promissory Notes, or (z) to do a combination of actions in clauses (x) and (y) (the "Proposed Actions"), such that upon completion of such Proposed Actions the Security Ratio will be equal to or greater than 1.25, then, the Acceleration Notice shall be rescinded.
Buyer shall notify Howard L. Herman in the Notice of Additional Collateral of his Proposed Actions and a list, if applicable, identifying the proposed additional Collateral (including the Fair Market Value thereof) to secure the Promissory Notes. Additionally, Buyer shall include in such notice the PRO FORMA Security Ratio giving effect to the Proposed Actions. Within five business days after the Notice of Additional Collateral, Buyer shall deposit with the Escrow Agent any proposed additional Collateral and any cash, if any, to be used to prepay the Promissory Notes. If Buyer and Howard L. Herman do not mutually agree as to the Fair Market Value of any of such proposed additional Collateral and PRO FORMA Security Ratio within 5 days following delivery of the Notice of Additional Collateral, then they shall promptly mutually agree to an independent appraiser who shall promptly appraise the additional proposed Collateral and submit its appraisal to each of the Buyer and Howard L. Herman. Buyer and Howard L. Herman agree that such appraisal shall be the final determination of the Fair Market Value of the additional proposed Collateral from which the Security Ratio shall be calculated.

               (4) If Buyer and Howard L. Herman mutually agree, or the independent appraiser's valuation determines, that the Security Ratio will be equal to or greater than 1.25 upon consummation of the Proposed Actions, then each party agrees that each of them will promptly execute and deliver such further instruments and take such other action as may be necessary to make effective the Proposed Actions.

               (5) If an independent appraiser is required to resolve any disagreement between Buyer and Howard L. Herman on the valuation of any assets in connection with this Section 4.6(b)(3), and the independent appraiser's valuation determines that the Security Ratio will be less than 1.25 upon consummation of the Proposed Actions, then Howard L. Herman may deliver another Acceleration Notice; provided, however, that the Acceleration Date shall be 30 days from such Acceleration Notice less the number of days elapsed under the Acceleration Notice(s) first provided pursuant to the related Collateral Evaluation to the date the Buyer delivered a Notice of Additional Collateral.

          (c) All expenses incurred pursuant to actions taken in connection with this Section 4.6, including the expenses of Buyer, shall be paid by Sellers if, at the date of the subject Collateral Evaluation, (i) the Collateral consists of stock of the Company, any security traded on a national securities exchange or cash and the Security Ratio is more than 1.27 or (ii) the Collateral consists of assets other than as described in subsection (i) and the Security Ratio is more than 1.5. Otherwise such expenses shall be paid by Buyer.

          (d)  For purposes of this Agreement:

               (1) "Collateral" means the Pledged Shares (for purposes of this Section 4.6, the Pledged Shares shall include all shares of Common Stock pledged to secure the indebtedness under the Promissory Notes), other shares of Common Stock and the Other Pledged Assets.

               (2) "Fair Market Value" means the price at which a willing seller would sell, and a willing buyer would buy, any assets, free and clear of all liens, security interests or other encumbrances, in an arm's length transaction for cash, without time constraints and without being under any compulsion to buy or sell.

               (3) "Other Pledged Assets" means any readily marketable securities reasonably acceptable to Sellers pledged to secure the indebtedness under the Promissory Notes. The Other Pledged Assets shall be free and clear of all liens, security interests and other encumbrances.

               (4) "Security Ratio" means the Value of Collateral divided by the aggregate principal amount due under the Promissory Notes.

               (5) "Value of Collateral" means the Value of the Pledged Shares and the Value of the Other Pledged Assets.

               (6) "Value of Pledged Shares" means the book value as of the most recent (i) Annual Report on Form 10-K or (ii) Quarterly Report on Form 10-Q, as the case may be, of a share of the Pledged Shares multiplied by the aggregate number of Pledged Shares.

               (7) "Value of Other Pledged Assets" means the Fair Market Value of the Other Pledged Assets as mutually agreed upon by Buyer and Howard L. Herman.

     4.7 CONFIDENTIALITY. Sellers shall not provide any information regarding the transactions related hereto or contemplated hereby (including, without limitation, the terms or provisions of this Agreement or any agreement, document or instrument related hereto or contemplated hereby) to any person or entity until Buyer has disclosed the existence of this Agreement to a third party (other than applicable regulatory authorities), and Buyer agrees to inform Sellers, within one business day, of such disclosure.


                                    ARTICLE 5

                                   CONDITIONS

     5.1 CONDITIONS TO THE OBLIGATIONS OF BUYER. The obligations of Buyer to effect the transactions described in Sections 1.6 and 1.7 hereof are subject to the satisfaction at or before the First Closing Date and the Second Closing Date, as the case may be, of the following conditions:

     (a) All of Sellers' representations and warranties herein shall be true in all material respects as though made on and as of each Closing Date, and Sellers shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by Sellers prior to or on each Closing Date. Buyer shall have received a certificate from Sellers to such effect dated as of each Closing Date.

     (b) On each Closing Date, no party hereto shall be subject to any order, injunction, or other legal restraint of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transaction contemplated by this Agreement.

     (c) Buyer shall have received any necessary approvals or exemptions from the California Department of Insurance or the Commissioner of Insurance.


     5.2 CONDITIONS TO THE OBLIGATIONS OF SELLERS. The obligations of Sellers to effect the transactions described in Sections 1.6 and 1.7 hereof are subject to the satisfaction at or before the First Closing Date and the Second Closing Date, as the case may be, of the following conditions:

     (a) All of Buyer's representations and warranties herein shall be true in all material respects as though made on and as of each Closing Date, and Buyer shall have performed and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or on each Closing Date. Sellers shall have received from Buyer a certificate to such effect dated as of each Closing Date.

     (b) On each Closing Date, no party hereto shall be subject to any order, decree, injunction, or other legal restraint or prohibition of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement.


                                    ARTICLE 6

                                    INDEMNITY

     6.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the parties shall survive each Closing Date, and claims with respect thereto shall be governed by the applicable statute of limitations. No representations, warranties, covenants, and agreements of any party contained in this Agreement shall be deemed waived or otherwise affected by any investigation or knowledge of the other party.

     6.2 INDEMNIFICATION BY SELLERS. Sellers shall, jointly and severally, indemnify and hold harmless Buyer, and each of its subsidiaries, affiliates, stockholders, officers, directors, agents, employees, successors, and assigns from any liability, obligations, fines, penalties, losses, settlements, damages, claims, interest, awards and judgments, costs and expenses (including reasonable attorneys' fees and other reasonable costs and expenses of investigating or contesting any of the foregoing) (collectively, "Losses"), suffered or incurred by any of them for, or arising out of or based upon, or relating to (a) the untruth, inaccuracy, or breach of any representation, warranty, agreement, or covenant of any Seller contained in this Agreement, or any document or certificate of Sellers referenced in Section 5.1 hereof, or (b) any claim by the Company and/or its shareholders or any other person arising out of, based upon, or relating to any actions or omissions of any Seller (other than the purchase and sale of the Shares) with respect to the

Company, whether before or after the date of this Agreement, except to the extent of any Losses caused by Buyer's negligence or willful misconduct.

     6.3 INDEMNIFICATION BY BUYER. Buyer shall indemnify and hold harmless Sellers, and each of their affiliates, agents, successors and assigns from any Losses suffered or incurred by any of them for, or arising out of or based upon, or relating to (a) any untruth, inaccuracy, or breach of any representation, warranty, agreement, or covenant of Buyer contained in this Agreement, or any document or certificate of Buyer referenced in Section 5.2 hereof, or (b) any claim by the Company and/or its shareholders or any other person arising out of, based upon, or relating to any actions or omissions of Buyer (other than the purchase and sale of the Shares) with respect to the Company, whether before or after the date of this Agreement, except to the extent of any Losses caused by any Seller's negligence or willful misconduct.

     6.4 THIRD-PARTY CLAIMS. Within ten (10) days after delivery to a person entitled or claiming to be entitled to indemnification pursuant to this Article 6 ("Indemnitee") of written notice of the commencement of any action or the assertion of any claim, liability or obligation by a third party, against which claim, liability or obligation a person is, or may be, required under this
Article 6 to indemnify Indemnitee ("Indemnitor"), Indemnitee will, if a claim thereon is to be made against Indemnitor, notify Indemnitor in writing of the commencement or assertion thereof (the "Claim Notice") and give Indemnitor a copy of such claim, process and all legal pleadings relating thereto.
Indemnitor shall have the right to contest and conduct the defense of such action with counsel reasonably acceptable to Indemnitee by giving written notice to Indemnitee of its election to do so within ten (10) days of the receipt of the Claim Notice, and Indemnitee may participate in such defense by counsel of its own choosing at its own expense. If Indemnitee shall be required by final judgment not subject to appeal or by a settlement agreement to pay any amount in respect of any obligation or liability against which Indemnitor has agreed to indemnify Indemnitee under this Agreement, such amount plus all reasonable expenses incurred by such Indemnitee in accordance with such obligation or liability (including, without limitation, reasonable attorneys' fees (other than fees incurred by counsel to Indemnitee employed pursuant to the immediately preceding sentence) and costs of investigations) shall be promptly paid by Indemnitor to Indemnitee, subject to reasonable documentation. Indemnitee shall not settle or compromise any claim, action or proceeding without the prior written consent of Indemnitor, which shall not be unreasonably withheld. Indemnitee shall use best efforts to mitigate any damage, loss, cost, expense, liability or obligation with respect to which it shall be entitled to indemnification hereunder. Failure of Indemnitee to give the Claim Notice to Indemnitor within the ten-day period required hereunder shall not affect Indemnitee's rights to indemnification hereunder, except if (and then only to the extent that) Indemnitor incurs additional expenses or Indemnitor's defense of such claim is actually prejudiced by reason of such failure to give timely notice.

     6.5 INDEMNITY FOR COST OF DEFENDING CERTAIN CLAIMS. In addition to the indemnity provided under Section 6.3 hereof, Buyer shall indemnify and hold harmless Sellers, and each of their affiliates, agents, successors and assigns from reasonable attorneys' fees and related expenses suffered or incurred by any of them for any claim by the Company and/or its shareholders based solely upon the sale of the Shares to Buyer, PROVIDED that the Buyer shall not be obligated to indemnify or hold harmless any such Indemnitees for Losses other than reasonable attorneys' fees and related expenses, PROVIDED FURTHER that Buyer shall not be obligated to indemnify or hold harmless any Indemnitees for any claims arising out of, based upon or relating to any actions or omissions of Sellers other than the sale of the Shares to Buyer, and PROVIDED FURTHER that Buyer shall not be obligated to pay the attorneys' fees and related expenses for more than one counsel for all Sellers in connection with any such claim.

     6.6 LITIGATION. In the event of any litigation in which Sellers are defendants brought by other holders of the Company's stock or the Company (other than an action by Buyer against Sellers related to this Agreement and the transactions contemplated hereby), Buyer shall pay Sellers any proceeds of such litigation from amounts recovered against Seller paid to Buyer as a member of a plaintiff class or individually. Buyer shall not opt out of any such class action.

                                    ARTICLE 7

                                  MISCELLANEOUS

     7.1 TERMINATION. This Agreement and the transactions contemplated hereby may be terminated at any time upon notice from the terminating party to the other party as follows:

     (a)  By mutual written consent of Buyer and Howard L. Herman;

     (b) By Sellers if a representation or warranty of Buyer, or by Buyer if a representation or warranty of Howard L. Herman, is, or, prior to Closing, becomes materially false or inaccurate, or by Sellers if Buyer, or by Buyer if Howard L. Herman, materially fails to comply with a covenant in a timely manner and, in either event, such falsity, inaccuracy, or failure shall not have been cured within 15 days of notice of such breach;

     (c) By Buyer, as to any Seller (other than Howard L. Herman), if a representation or warranty of such Seller, is, or, prior to Closing, becomes materially false or inaccurate, or by Buyer, as to any Seller (other than Howard
L. Herman), if such Seller, materially fails to comply with a covenant in a timely manner and, in either event, such falsity, inaccuracy, or failure shall not have been cured within 15 days of notice of such breach; or

     (d) By Buyer or Sellers, if consummation of the transactions contemplated hereby shall violate any final order, decree, or judgment of any court or governmental body having competent jurisdiction;

     Such termination shall not affect any purchase and sale of Shares which has previously been consummated pursuant to Sections 1.6 hereof. All other rights and obligations of the parties (other than rights and obligations arising from the breach of this Agreement before termination) shall terminate upon such termination, except for the obligations under Article 6 and Sections 4.4, 7.2 and 7.8 hereof.

     7.2 BROKERS AND FINDERS. Buyer represents and warrants to Sellers that no broker, finder or other financial consultant has acted on its behalf in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability of Sellers. Each Seller represents and warrants to Buyer that no broker, finder or other financial consultant has acted on such Seller's behalf in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability of Buyer.

     7.3 AMENDMENT AND WAIVER. This Agreement may be amended and its provisions and the effects thereof waived only by a writing in accordance with the provisions of this Section 7.3, and no subsequent conduct of any party or course of dealings between the parties shall effect or be deemed to effect any such amendment or waiver.

     (a) Sellers and Buyer may, by written agreement, amend this Agreement at any time.

     (b) Any condition to the obligations of Buyer hereunder may be waived in writing by Buyer at or prior to a Closing Date, and any condition to the obligations of Sellers hereunder may be waived in writing by Sellers at or prior to a Closing Date.

No delay in enforcement or waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver of or an acquiescence in or to such provision.

     7.4 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the respective heirs, administrators, representatives, executors, successors and assigns of the parties hereto; PROVIDED, HOWEVER, that no party may assign, sell, transfer or in any other way convey its or his rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other parties, which consent may be withheld (reasonably or unreasonably) by the other parties in their sole unlimited discretion, PROVIDED that nothing herein shall be deemed to prevent Buyer from transferring any Shares in compliance with applicable law, and PROVIDED FURTHER, that Buyer may assign all of his rights under this Agreement, or under the Promissory Notes, to any entity in which Buyer has a direct or indirect ownership interest, as long as (i) such assignment does not adversely affect the pledge of the Shares and the Pledged Shares (and Sellers agree that so long as Buyer remains liable for the obligations as provided in and to the extent set forth in the Promissory Notes, Buyer's assignment of any such rights to a limited partnership, limited liability company, or similar entity in which Buyer has a direct or indirect ownership interest shall not be deemed to adversely affect the pledge of the Shares and the Pledged Shares) and (ii) Buyer remains responsible for his duties and obligations as contemplated hereby.

     7.5 NOTICES. Any notice or communication given pursuant hereto shall be in writing and (a) delivered personally (personally delivered notices shall be deemed delivered upon written acknowledgement or receipt after delivery to the address specified); (b) mailed by registered or certified mail, postage prepaid (mailed notices shall be deemed delivered on the earlier of the actual date of delivery, as set forth in the return receipt, or three (3) days from the date posted), or (c) sent by overnight mail or courier (overnight notices shall be deemed delivered one (1) business day after being delivered to the overnight service) in each case addressed as follows; PROVIDED, THAT, the Closing Notice may be given by telephone (or facsimile as described herein) and shall be deemed delivered upon either (i) telephone communication between Buyer and Mr. Howard L. Herman and the sending of a facsimile to Barry Reder, Esq. or
(ii) by the sending of a facsimile to Barry Reder, Esq.:

          If to Buyer:        Mark A. Speizer
                              514 Roehampton Road
                              Hillsborough, CA  94010

          With a copy to:     Jay M. Fujitani, Esq.
                              Munger, Tolles & Olson
                              355 S. Grand Avenue, 35th Floor
                              Los Angeles, CA  90071-1560


          If to Sellers:      Howard L. Herman
                              3282 Jackson Street
                              San Francisco, CA  94118
                              Facsimile (415)563-5068



          With a copy to:     Barry Reder, Esq.
                              Coblentz, Cahen, McCabe & Breyer
                              222 Kearney Street, 7th Floor
                              San Francisco, CA 94108

     Sellers acknowledge and agree that all notices pursuant to this Agreement may be delivered to Mr. Howard L. Herman on each of their behalfs.

     7.6 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. All prior and/or contemporaneous agreements, proposals, understandings and/or communications between or involving the parties, whether oral or written, are void and are replaced in their entirety by this Agreement. The parties agree that (a) there shall be no oral agreements between them, whether or not related to this Agreement or the subject matter hereof, and whether or not allegedly entered into, prior, during or subsequent to the term of this Agreement, and (b) in order for any agreement relating to the subject matter hereof to be effective between the parties, whether contemporaneous with or subsequent to the execution of this Agreement, it shall be set forth in writing and duly executed by the parties.

     7.7 FURTHER ACTION. Each party covenants with the other that such party (and its successors or assigns) will execute and deliver all other and further instruments and take such other action as such requesting party reasonably requires to carry into effect the provisions of this Agreement.

     7.8 EXPENSES. Except as otherwise set forth in this Agreement, each party shall pay for its own fees and expenses incurred by it in structuring, negotiating, and consummating this Agreement. However, in the event of litigation or arbitration hereunder, the prevailing party therein (as determined by the tribunal) shall be entitled to reimbursement of reasonable attorneys' fees and costs of suit.

     7.9 INTERPRETATION. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the parties hereto. This Agreement shall be construed as if each party hereto was its author and each party hereby adopts the language of this Agreement as if it were his or its own. Each term, clause and provision of this Agreement is separate and independent, and should any term, clause or provision of this Agreement be found to be invalid, the validity of the remaining terms, clauses and provisions shall not be affected.

     7.10 APPLICABLE LAW, COUNTERPARTS, HEADINGS. This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state by residents of such state. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings and subheadings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     7.11 POWER OF ATTORNEY. Each power of attorney granted to a party in this Agreement is irrevocable and coupled with an interest.

     7.12 EQUITABLE RELIEF AND ENFORCEMENT. Sellers acknowledge that the Shares are of a special, unique and extraordinary character which gives them peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law, and that breach of this Agreement will cause Buyer irreparable injury. Each party will be entitled to injunctive and other equitable relief to prevent a breach of this Agreement, which relief shall be in addition to any other rights or remedies which Buyer or Seller may have, whether for damages or otherwise. The failure of any Seller to take any action pursuant to this Agreement shall not affect the obligation of each other Seller to perform its obligations under this Agreement. This Agreement shall be binding upon each Seller who signs this Agreement, without regard to whether or not this Agreement is signed by any other Seller.

     IN WITNESS WHEREOF, Buyer and Sellers have executed this Agreement, by their duly authorized officers or agents, as applicable, as of the day and year first above written.


BUYER:


                              ______________________________
                              Mark A. Speizer



SELLERS:                      ______________________________
                              Howard L. Herman


                              ______________________________
                              Marcia E. Herman


                              ______________________________
                              Bradley Herman


                              ______________________________
                              Barbara Herman


                              JOEL FRANKLIN HERMAN TRUST


                              By_____________________________
                                Howard L. Herman, Co-Trustee


                              By_____________________________
                                Bradley Herman, Co-Trustee

                                   Exhibit A-1

                                 Promissory Note

     1. INSTALLMENT NOTE. The undersigned ("Maker"), for value received, hereby promises to pay to _____________ ("Holder") in lawful money of the United States, at such place as shall be designated by Holder from time to time, the principal sum of $____________, with interest thereon at the rate of 9% per annum. Interest only shall be paid on the principal amount hereof from the date hereof to the [first such date after Closing] 20, 1996. Principal and interest shall be due and payable in monthly installments of $____________, each due and payable on the twentieth day of the month beginning __________ 20, 1996, until such principal sum is paid in full. Interest shall be calculated on the basis of a 360-day year assuming twelve 30 day months and monthly amortization determined in accordance with a standard fifteen year mortgage amortization schedule. If any payment of principal or interest is not paid within ten (10) days of its due date, Maker shall pay to holder an additional amount equal to four percent (4%) of such delinquent payment.

     2. SECURITY. This Note is delivered pursuant to a Stock Purchase Agreement dated as of April 30, 1996 (the "Stock Purchase Agreement") among Maker, Holder, and certain other parties. The payment of this Note is secured, inter alia, by shares of Common Stock of National Insurance Group (the "Pledged Shares") pursuant to a Security and Stock Pledge Agreement among Maker, Holder, and a pledgeholder. It is expressly agreed that in the event of a Default (as defined below), this Note will first be paid from the proceeds of a sale of the Pledged Shares and any other pledged collateral to secure this Note, and Maker shall pay any remaining amount due under this Note; PROVIDED, HOWEVER, that Maker and its assigns shall not be obligated to pay in excess of $750,000 for amounts due upon any default under any promissory notes delivered pursuant to the Stock Purchase Agreement, and once Maker or its assigns have paid a total of $750,000, then Maker and its assigns shall be released from any further obligation to make any additional payments under this Note or pursuant to any other note issued pursuant to the Stock Purchase Agreement. The intention of this Section 2 is to limit the recourse of the Holder of this Note and the holders of all other notes issued pursuant to the Stock Purchase Agreement against the Maker and its assigns, to $750,000, in the aggregate, for any Default under this Note or any default under any other note. Maker shall not be responsible for making an equitable or equal distribution of any payments between all holders of notes issued pursuant to the Stock Purchase Agreement.

     3. ASSIGNMENT. Neither Maker nor Holder may assign any of the rights, interests, or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, for a period of 18 months from the date of this Note, without releasing Maker from any of its obligations, Maker may assign his interests and obligations hereunder without the consent of the Holder to any entity in which he either (i) participates as a member of management or (ii) has any ownership interest whatsoever.

     4. PREPAYMENT. Maker may prepay all or any part of the principal sum of this Note at any time, PROVIDED that at the time of any such prepayment, Maker shall pay to Holder, in addition to such principal sum and accrued interest thereon, a "Prepayment Premium" equal to 6% of the principal sum prepaid. Such Prepayment Penalty shall be applicable if such prepayment is made as a result of Section 4.6(b)(3) of the Stock Purchase Agreement. Holder has ordered Holder's personal affairs in contemplation of the stream of payments provided for herein and the premiums provided in this Section 4 and 5 are to compensate Holder for the loss of such stream of payments upon a prepayment or default.

     5. DEFAULT. If Holder has not received any payment of principal or interest due under this Note by the tenth day (a "grace period") after its due date (an "Event of Default"), then Holder shall give notice to Maker of such Event of Default, and if Maker does not cure such Event of Default within three
(3) business days of the delivery of such notice (a "Default"), the entire unpaid principal sum, and all accrued interest thereon shall, at Holder's option, be immediately due and payable, along with a "Prepayment Premium" equal to 6% of such remaining principal sum; provided, however, a Default shall be deemed to occur without regard to the ten-day grace period and the entire principal sum and all accrued interest shall be immediately due and payable upon Holder's written notice if (i) Holder has received three payments in any twelve-month period after such grace period, (ii) Holder has given written notice to Maker that Maker has received three payments in any twelve-month period after such grace period; and (iii) Holder receives a fourth payment in any twelve-month period after such grace period. Notwithstanding the foregoing, Holder may, at its option, in lieu of accelerating the principal amount of this Note, require Maker to use the proceeds which would have otherwise been payable upon such acceleration to purchase one or more annuities or similar arrangements, satisfactory to Holder, issued by one or more major U.S. financial institutions or insurance companies, satisfactory to Holder, upon which purchases Holder shall surrender the Note to Maker.

     6. COLLECTION COSTS. Maker agrees to pay the actual expenses, including attorneys' fees, incurred in any attempt to collect any amounts due pursuant to this Note.

     7. governing law. This Note shall be governed by and construed in accordance with the laws of the State of California.

     8. NOTICES. Notices shall be given in accordance with Section 7.5 of that certain Stock Purchase Agreement between Howard L. Herman, Marcia E. Herman, Bradley Herman, Barbara Herman, the Joel Franklin Herman Trust and Maker dated April 30, 1996.

          IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as to the ______ day of _____, 1996.

                                        ______________________________
                                        Mark A. Speizer

                                   Schedule 1

                                 Purchase Price


                      Total                                                                              Notes
                   No. Shares                                                                Cash Paid  Issued
                   (including    Shares Sold     Cash Paid    Notes Issued   Shares Sold       Second    Second
     Seller          options)   First Closing  First Closing  First Closing  Second Closing    Closing  Closing
     ------        ----------   -------------  -------------  -------------  --------------  ---------  -------
Howard L. and
  Marcia E. Herman   687,115*     651,615**     2,430,669.92   4,411,287.58      35,500      132,422.95  372,750

Bradley Herman        56,799       56,799         211,872.99     384,516.51        0              0         0

Bradley and
  Barbara Herman      30,581       10,000          37,302.24     105,000         20,581       76,771.74 139,328.76

Joel Franklin         49,800       49,800         185,765.16     337,134.84                       0         0
  Herman Trust     ----------   -------------  -------------  -------------  --------------  ---------  -------
                     824,295      768,214       2,865,610.31   5,200,636.69      56,081      209,194.69 379,655

* Not including Option Shares owned or to be owned by Howard L. Herman.  Maker
will purchase from Howard L. Herman                   option shares for $
        in cash and in Promissory Note in the amount of $                    on
the Second Closing Date.

** $305,000 of the cash otherwise payable to Howard L. and Marcia E. Herman on the First Closing Date will be paid to Commercial Bank, and $900,000 of the cash otherwise payable to Howard L. and Marcia E. Herman on the First Closing Date will be paid to Pacific Bank.


                         Total Number    Shares Sold   Note at        Cash at        Note at  Number
                         of Shares       First         First          Second         Second   of Shares
Name of Seller           (incl. options)    Closing    Closing        Closing        Closing  Pledged
- --------------           --------------- -----------   -------        -------        -------  ---------
Howard L. and
 Marcia E. Herman        687,115*        $**           $              $              $

Bradley Herman           56,799

Bradley and
 Barbara Herman          30,581

Joel Franklin            49,800
 Herman Trust


* Not including Option Shares owned or to be owned by Howard L. Herman.  Maker
will purchase from Howard L. Herman                   option shares for $
        in cash and in Promissory Note in the amount of $                    on
the Second Closing Date.

** $305,000 of the cash otherwise payable to Howard L. and Marcia E. Herman on the First Closing Date will be paid to Commercial Bank, and $900,000 of the cash otherwise payable to Howard L. and Marcia E. Herman on the First Closing Date will be paid to Pacific Bank.

                               AMENDMENT TO OPTION
                                       AND
                            STOCK PURCHASE AGREEMENT



          This Amendment to Option and Stock Purchase Agreement (the "Amendment") is entered into as of May 1, 1996 between Howard L. Herman and Marcia E. Herman, Bradley Herman, Barbara Herman, and the Joel Franklin Herman Trust (collectively, "Sellers"), and Mark A. Speizer, a married man dealing with his sole and separate property ("Buyer").

                                 R E C I T A L S

          WHEREAS, Sellers and Buyer have entered into an Option and Stock Purchase Agreement (the "Agreement") dated as of April 30, 1996 pursuant to which Sellers have agreed to sell an aggregate of 824,295 shares of Common Stock of National Insurance Group, a California corporation; and

          WHEREAS, the parties desire to amend certain provisions of the Agreement as set forth below, with all capitalized terms used herein and not otherwise defined herein having the same meaning given to them in the Agreement.

          NOW, THEREFORE, in consideration the foregoing and the agreements contained herein, the parties agree as follows:

          1. CORRECTION OF THE DATE OF THE AGREEMENT. In recognition of the fact that the parties did not actually execute and deliver the Agreement until May 1, 1996, the date of the Agreement is hereby changed from "April 30, 1996" to "May 1, 1996".

          2. AMENDMENT TO SECTION 1.6. The number of Shares included in the Initial Share Increment to be purchased and sold on the First Closing Date is hereby changed from "768,214 Shares" to "788,795 Shares". In addition, the first sentence of paragraph (c)(i) of Section 1.6 is hereby amended in full to read as follows:

          Buyer shall deliver to the Escrow Agent (1) $2,892,382 in cash by wire transfer, (2) Promissory Notes in the aggregate principal amount of $5,339,965, (3) certificates representing 400,000 shares of Common Stock (the "Pledged Shares"), with duly executed blank stock powers or other instruments of transfer requested by Sellers, and (4) duly executed blank stock powers or other instruments of transfer for the certificate(s) representing the Initial Share Increment.

          3. AMENDMENT TO SECTION 1.7. The first sentence of paragraph (b)(1) of Section 1.7 is hereby amended in full to read as follows:

          Buyer shall deliver to the Escrow Agent (A) $48,493 in cash by wire transfer, (B) Promissory Notes in the aggregate principal amount of $88,007, and (C) duly executed blank stock powers or other instruments of transfer for the certificate representing the Remaining Share Increment pursuant to the Pledge Agreement.

          4. AMENDMENT TO SCHEDULE 1. Schedule 1 to the Stock Purchase Agreement is hereby amended in full to read as set forth on amended Schedule 1 attached to this Amendment.

          5. NO OTHER CHANGES. Except as specifically modified by this Amendment, the terms of the Agreement shall remain in full force and effect.

          WITNESS WHEREOF, the undersigned have executed this Amendment as of the ___ day of May, 1996.


                              BUYER


                              _______________________________
                              Mark A. Speizer


                              SELLERS


                              _______________________________
                              Howard L. Herman

                              _______________________________
                              Marcia E. Herman

                              _______________________________
                              Bradley Herman

                              _______________________________
                              Barbara Herman



                              JOEL FRANKLIN HERMAN TRUST

                              By_____________________________
                                   Howard L. Herman,
                                   Co-Trustee


                              By_____________________________
                                   Bradley Herman,
                                   Co-Trustee

                                   Schedule 1
                                 Purchase Price


                      Total                                                                              Notes
                   No. Shares                                                                Cash Paid  Issued
                   (including    Shares Sold     Cash Paid    Notes Issued   Shares Sold       Second    Second
     Seller          options)   First Closing  First Closing  First Closing  Second Closing    Closing  Closing
     ------        ----------   -------------  -------------  -------------  --------------  ---------  -------
Howard L. and
  Marcia E. Herman   687,115*     651,615**     2,380,669.92   4,411,287.58      35,500      132,422.95 240,327.05

Bradley Herman        56,799       56,799         211,872.99     384,516.51        -              -         -

Bradley and
  Barbara Herman      30,581       30,581         114,073.98     207,026.52        -              -         -

Joel Franklin         49,800       49,800         185,765.16     337,134.84
  Herman Trust     ----------   -------------  -------------  -------------  --------------  ---------  -------
                     824,295      768,214       2,892,382.05   5,339,965.45      35,500      132,422.95 240,327.05


* Including Option Shares owned or to be owned by Howard L. Herman. Maker will purchase from Howard L. Herman 22,500 option shares for $83,929.67 in cash and in Promissory Note in the amount of $152,319.28 on the Second Closing Date.

** Approximately $305,000 of the cash plus or minus credits, bank charges and accrued interest, otherwise payable to Howard L. and Marcia E. Herman on the First Closing Date will be paid to Commercial Bank, and approximately $900,000 of the cash plus or minus credits, bank charges and accrued interest, otherwise payable to Howard L. and Marcia E. Herman on the First Closing Date will be paid to Pacific Bank.

                                                                      EXHIBIT 2
                                ESCROW AGREEMENT

     This Escrow Agreement is entered into as of May 31, 1996, by and among MARK A SPEIZER ("Buyer"), HOWARD L. HERMAN and MARCIA E. HERMAN, BRADLEY HERMAN, BARBARA HERMAN, and the JOEL FRANKLIN HERMAN TRUST (each a "Seller" and collectively "Sellers"), and CITY NATIONAL BANK, as Escrow Agent. This is the Escrow Agreement referred to in Paragraph 1.5 of that certain Option and Stock Purchase Agreement originally dated as of April 30, 1996, as amended as of May 1, 1996, by and among Buyer and Sellers relating to shares of National Insurance Group, a California corporation (the "Stock Purchase Agreement"). Reference is also made to the Promissory Notes (the "Promissory Notes") and Security Agreement and Stock Pledge documents (the "Pledge Agreements") referred to therein. Capitalized terms used herein but not herein defined have the meanings given them in the Stock Purchase Agreement.
     The parties agree as follows:

     1.   DEPOSIT INTO ESCROW; AGREEMENT TO ACT AS ESCROW AGENT.

          (A)  On or before the First Closing Date,

               (i) Buyer shall deliver to the Escrow Agent (1) $2,892,382.05 in cash by wire transfer, (2) Promissory Notes substantially in the form of EXHIBIT A in the amounts shown on SCHEDULE 1 in the aggregate principal amount of $5,339,965.45, (3) one or more certificates representing 400,000 shares of common Stock (the "Pledged Shares"), with duly executed blank stock powers or other instruments of transfer requested by Sellers, (4) duly executed blank stock powers or other instruments of transfer for the certificates representing the Initial Share Increment (788,795 Shares), (5) Pledge Agreements substantially in the form of EXHIBIT B hereto covering all of the Shares and the Pledged Shares, (6) the compliance certificate to be delivered pursuant to Section 5.2(a) of the Stock Purchase Agreement and (7) Buyer's check to Escrow Agent for $5,500 on account of Escrow Agent's fees hereunder.

               (ii) Sellers shall deliver (or cause any pledgee(s) of any Shares ("Pledgees") to deliver to the Escrow Agent (1) certificates representing the Initial Share Increment, with duly executed stock powers or other instruments of transfer requested by Buyer; (2) promissory notes or other evidences of indebtedness held by any Pledgees; (3) Pledge Agreements substantially in the form of EXHIBIT B hereto covering all of the Shares and the Pledged Shares; (4) the compliance certificate to be delivered pursuant to Section 5.1(a) of the Stock Purchase Agreement; (5) a proxy signed by each Seller in the form of EXHIBIT D hereto with respect to the Shares delivered (or caused to be delivered) by such Seller hereunder; and (6) Howard L. Herman's check to Escrow Agent for $5,500 on account of Escrow Agent's fees hereunder.

               (iii) Upon receipt of the items described in Sections 1(A)(i) and (ii) hereof, the Escrow Agent shall take the following actions, all of which shall be deemed to occur simultaneously: (1) execute all copies of the Pledge Agreements; (2) surrender the certificates and the related stock transfer powers or other instruments of transfer delivered by Sellers pursuant to Section 1(A)(ii) hereof for the Initial Share Increment to the Company's transfer agent, Chemical Mellon Shareholder Services (the "Transfer Agent"), whose address is 50 California Street, 10th Floor, San Francisco, California 94111 (Attn: Asa Drew), and instruct the Transfer Agent to issue new certificates for the aggregate Initial Share Increment in the amounts described on SCHEDULE 2 hereto in the name of "Mark A. Speizer, a married man as his sole and separate property," and to return the certificates to the Escrow Agent and not to Buyer; (3) deliver to the Pledgees cash to repay the full amount of indebtedness secured by the Shares held by the Pledgees as shown on SCHEDULE 1; (4) deliver to the Sellers any promissory note(s) or other evidence of indebtedness delivered to Escrow Agent by the Pledgees marked "paid" so as to release such pledge; (5) deliver to the Sellers the remaining cash (less the amounts paid to the Pledgees) delivered by Buyer pursuant to Section 1(A)(i) hereof, with each Seller to receive the amount of cash shown under "Cash Paid First Closing" on SCHEDULE 1 hereto, and the Promissory Notes in the amount shown on SCHEDULE 1; (6) deliver to each Seller a Pledge Agreement covering that Seller's pro rata share of the number of shares and Pledged Shares, as shown on
SCHEDULE 1 hereto; (7) retain the stock powers signed by Buyer and the Pledged Shares and, when received from the Transfer Agent, the Initial Share Increment (with all split shares, stock dividends and cash dividends on the Pledged Shares and the Initial Share Increment subsequently received on account thereof being subject to Paragraphs 2 and 5 of the Pledge Agreements); (8) retain the checks aggregating $11,000; (9) deliver the proxies delivered by Sellers to Buyer; and
(10) deliver Sellers' Compliance Certificates to Buyer and Buyer's Compliance Certificate to Sellers.

               (iv) If all of the Shares which constitute the Initial Share Increment have not been delivered timely to the Escrow Agent, Buyer reserves the right, but without obligation, to purchase any Shares which have been delivered timely to the Escrow Agent, with an appropriate and equitable adjustment to the cash, Promissory Notes and Pledged Shares to be delivered to the Escrow Agent on behalf of the Seller(s) who have not delivered such Shares, to reflect the reduced number of Shares to be sold to Buyer.

          (B)  On or before the Second Closing Date,

               (i) Buyer shall deliver to the Escrow Agent (1) $132,422.95 in cash by wire transfer, (2) a Promissory Note in the principal amount of $240,327.05 in favor of Howard L. and Marcia E. Herman, (3) duly executed blank stock powers or other instruments of transfer for the certificates representing the Option Shares and the Remaining Share Increment, and (4) the compliance certificate to be delivered pursuant to Section 5.2(a) of the Stock Purchase Agreement, duly executed by him.

               (ii) Howard L. Herman and Marcia E. Herman shall deliver to the Escrow Agent (1) certificates representing the Option Shares (22,500), with duly executed stock powers or other instruments of transfer requested by Buyer, (2) certificates representing the Remaining Share Increment (13,000), with duly executed stock powers or other instruments of transfer requested by Buyer, (3) the compliance certificate to be delivered pursuant to Section 5.1(a) of the Stock Purchase Agreement, duly executed by them, and (4) a proxy signed by them in the form of EXHIBIT D with respect to the Shares so delivered.

               (iii) Upon receipt of the items described in Sections 1(B)(i) and (ii) hereof, the Escrow Agent shall do the following, all of which shall be deemed to occur simultaneously: (1) surrender the certificates and the related stock transfer powers or other instruments of transfer delivered by Howard L. Herman and Marcia E. Herman pursuant to Section 1(B)(ii) hereof to the Transfer Agent, and instruct the Transfer Agent to issue new certificates therefor in the name of "Mark A. Speizer, a married man as his sole and separate property," and to return the certificates to the Escrow Agent and not to Buyer, (2) deliver to Howard L. Herman the cash and Promissory Note delivered by Buyer pursuant to

Section 1(B)(i) hereof, (3) deliver the proxy delivered by Howard L. Herman and Marcia E. Herman to Buyer, (4) retain the stock powers signed by Buyer and, when received from the Transfer Agent, the Option Shares and the Remaining Share Increment (with all split shares, stock dividends and cash dividends on the Option Shares and the Remaining Share Increment subsequently received on account thereof being subject to Paragraphs 2 and 5 of the Pledge Agreements, and (5) deliver Sellers' Compliance Certificates to Buyer and Buyer's Compliance Certificate to Sellers.

               (iv) If all of the Shares which constitute the Remaining Share Increment and the Option Shares have not been delivered timely to the Escrow Agent Buyer reserves the right, but without obligation, to purchase any Shares, which have been delivered timely to the Escrow Agent, with an appropriate and equitable adjustment to the cash and Promissory Notes delivered to Howard L. Herman and Marcia E. Herman, to reflect the reduced number of Shares to be sold to Buyer.

          (C) Escrow Agent agrees to hold such funds, instruments and documents for the benefit of both Buyer and Sellers, and to process, hold and distribute the escrowed funds, instruments and documents in accordance with the foregoing. Escrow Agent is referred to as the "Pledgeholder" under the Pledge Agreements and the responsibilities of Escrow Agent hereunder include those of Pledgeholder under the Pledge Agreements.

     2.   TRANSFER OF SHARES.   Upon receipt from Buyer of notice of Buyer's
intent to transfer the Shares pledged to Sellers pursuant to the Stock Purchase Agreements, and delivery by Buyer and the proposed transferee of duly executed blank stock powers for the certificates representing the Shares and an unqualified undertaking (without releasing Buyer, but without increasing Buyer's liability under the Promissory Notes) by the transferee to assume the obligations of Buyer under the Promissory Notes, the Pledge Agreements and this Escrow Agreement (the "Undertaking") and to own such Shares subject thereto, the Escrow Agent shall (A) surrender the certificates and the related stock transfer powers delivered by Buyer to the Transfer Agent and instruct the Transfer Agent to issue new certificates in the same amounts in the name of the transferee, and to return the certificates to the Escrow Agent and not the transferee; (B) retain the stock powers signed by the transferee and, when received from the Transfer Agent, the Shares pursuant to the Pledge Agreements, and (C) deliver the Undertaking to the Buyer and the Sellers.

     3. FEES. The fees and expenses of this escrow shall be borne by Buyer, except that Sellers shall be jointly responsible for one-half (but not more than $5,500) of the charges for the services of Escrow Agent with respect only to the First Closing and Second Closing.

     4. CHANGE OF ESCROW AGENT; SUCCESSION. Buyer and Sellers may terminate the services of Escrow Agent hereunder (and as pledgeholder under the Pledge Agreements) at any time by mutual agreement and substitute another escrow agent and pledgeholder. Escrow Agent shall execute such documents as may be necessary or convenient to substitute a successor escrow agent in its place and stead and shall deliver the escrowed instruments and documentation, including all share certificates, to such successor escrow agent.

     5. INTERCREDITOR AGREEMENT. Each of the Sellers hereby agrees that (A) notice to them may be given to Howard L. Herman as their agent, and (B) in the event of a default by Buyer in any of his obligations hereunder or under the Stock Purchase Agreement, any Pledge Agreement, or any Promissory Note, the costs of jointly enforcing their rights hereunder and the proceeds of any joint legal efforts to enforce their rights hereunder shall be borne or shared by them in the same proportions as the amounts then owed to them by Buyer under the Promissory Notes. Notwithstanding the foregoing sentence, any Seller may choose to proceed separately (and not jointly with the other Sellers) against Buyer upon Buyer's default or not to proceed against Buyer.

     6. NOTICES. Any notice or communication given pursuant hereto shall be in writing and (A) delivered personally (personally delivered notices shall be deemed given upon written acknowledgement of receipt after delivery to the address specified), or (B) mailed by registered or certified mail, postage prepaid (mailed notices shall be deemed given on the earlier of the actual date of deliver, as set forth in the return receipt, or three (3) days from the date posted), in either case addressed as follows or to such other address as shall be specified in writing by any such party from time to time:

If to Buyer:             Mark A. Speizer
                         514 Roehampton Road
                         Hillsborough, CA  94010
                         Telecopy:

     With a              Jay M. Fujitani, Esq.
     copy to:            Munger, Tolles & Olson
                         355 S. Grand Avenue, 35th Floor
                         Los Angeles, CA  90071-1560
                         Telecopy: (213) 687-3702

If to any Seller:        Howard L. Herman, Agent
                         3282 Jackson Street
                         San Francisco, CA  94118
                         Telecopy: (415) 563-5086

     With a              Barry Reder, Esq.
     copy to:            Coblentz, Cahen, McCabe & Breyer, LLP
                         222 Kearny Street, 7th Floor
                         San Francisco, CA  94108
                         Telecopy: (415) 989-1663

If to Escrow Agent:      City National Bank
                         Trust Dept./Holding Escrow
                         400 N. Roxbury Drive, 6th Floor
                         Beverly Hills, CA  90210
                         Telecopy: (310) 888-6288

     7. AMENDMENT. This Agreement may not be altered or amended except by the written agreement of the parties hereto.

     8. ACCOUNTING. Whenever requested by Buyer or Sellers, Escrow Agent shall advise both Buyer and Sellers in writing as to the status of the funds, instruments and documents held in escrow.

     9. GENERAL PROVISIONS. The City National Bank Holding Escrow General Provisions attached hereto as EXHIBIT C are hereby incorporated herein by this reference. In the event such General Provisions conflict with the foregoing, this Agreement shall control.

          IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date first set forth above.


SELLERS:                                     BUYER:



__________________________                   ______________________
HOWARD L. HERMAN                             MARK A. SPEIZER

__________________________*                  ESCROW AGENT:
MARCIA E. HERMAN
                                                  CITY NATIONAL BANK

__________________________*                  By:___________________
BRADLEY HERMAN

                                                  ITS:__________________
__________________________*
BARBARA HERMAN


JOEL FRANKLIN HERMAN TRUST


By:  _________________________
     HOWARD L. HERMAN, TRUSTEE


By:  _________________________*
     BRADLEY HERMAN, TRUSTEE


By:  __________________________*
     ATTORNEY-IN-FACT

     Attachments:

Exhibit A - Promissory Notes (filed as Exhibit 3 to this Schedule 13D)
Exhibit B - Form of Security Agreement and Stock Pledge (filed as Exhibit 4 to this Schedule 13D)
Exhibit C - City National Bank Holding Escrow General Provisions
Exhibit D - Proxy (filed as Exhibit 5 to this Schedule 13D)


Schedule 1 - Payment Amounts (filed as Schedule 1 to Exhibit 3 to this
             Schedule 13D)
Schedule 2 - Security Amounts

                                    EXHIBIT C

              CITY NATIONAL BANK HOLDING EXCROW GENERAL PROVISIONS

              CITY NATIONAL BANK HOLDING ESCROW GENERAL PROVISIONS


YOU ARE FURTHER INSTRUCTED AND IT IS AGREED AS FOLLOWS:


1.   INVESTMENT AND DISBURSEMENT OF FUNDS.

     (a) Unless otherwise provided elsewhere in these instructions, or unless otherwise instructed by a party authorized to give such instructions, all monies deposited into the Escrow will be placed in an interest bearing Money Market Investment Account. Interest will accrue beginning the next business day following the deposit, but will not be paid until Escrow Holder receives a signed, completed IRS Form W9. In the event Escrow Holder does not receive a signed, completed Form W-9 by the earlier of (i) the close of the Escrow, or
(ii) the last business day of the current calendar year, all accrued interest will be forfeited.

     (b) Under no circumstances will Escrow Holder be required to disburse any monies deposited into the Escrow until any check, draft or other instrument so deposited has been collected in good funds.


2.   EXCULPATION.  Escrow Holder will not be liable for:

     (a) The genuineness, sufficiency, correctness as to form, manner of execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

     (b) Any failure by any party other than Escrow Holder to keep or comply with any of the provisions of these Escrow Instructions or any agreement, contract or other instrument referred to herein;

     (c) The failure of any party to transmit, or delay in transmitting, any funds or other materials to be deposited into the Escrow to Escrow Holder; or

     (d) The occurrence or non-occurrence of any event outside of the Escrow, or Escrow Holder's fallure to take any action with respect thereto unless Escrow Holder is notified in writing of such event by the party specified in these Escrow Instructions to give such notice.

Escrow Holder's duties hereunder shall be limited to the safekeeping of monies, instruments or other documents received by Escrow Holder into the Escrow, and for the disposition of same in accordance with these Escrow Instructions and any further instructions pursuant to these Escrow Instructions.

GENERAL PROVISIONS
Page 2



3. INTERPLEADER. In the event conflicting demands are made or notices served upon Escrow Holder with respect to the Escrow, Escrow Holder shall have the absolute right at its election to do either or both of the following:

     (a) Withhold and stop all further proceedings in, and performance of, this Escrow; or

     (b) File a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, Escrow Holder shall be fully released from any obligations to perform any further duties imposed upon it hereunder, and the parties shall pay Escrow Holder all cost, expenses and reasonable attorneys' fees expended or incurred by Escrow Holder, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.


4. INDEMNITY. The parties further agree to pay on demand, and to indemnify and hold Escrow Holder harmless from and against, all costs, damages, judgments, attorney fees, expenses, obligations and liabilities of any kind or nature which, in good faith, Escrow Holder may incur or sustain in connection with or arising out of the Escrow, and Escrow Holder is hereby given a lien upon all the rights, titles and interest of the parties in monies deposited in the Escrow, to protect Escrow Holder's rights and to indemnify and reimburse Escrow Holder under these Escrow Instructions.


5. RESIGNATION OF ESCROW HOLDER. Escrow Holder may resign herefrom upon thirty (30) days' written notice to the parties and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. Escrow Holder will transfer all files and records relating to the Escrow to any successor escrow holder upon receipt of a copy of executed escrow instructions designating such successor.


6.   OTHER.

     (a) Time is of the essence of these and all additional or changed instructions.

     (b)  These Escrow Instructions may be executed in

GENERAL PROVISIONS
Page 3


counterparts, each of which so executed shall irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

     (c) These Escrow Instructions shall be governed by, and shall be construed according to, the laws of the State of California. Any litigation instituted by any party with respect to the Escrow or any act or omission of Escrow Holder shall, if Escrow Holder is made a party thereto, be instituted only in a court of appropriate jurisdiction in the County of Los Angeles, and each of the parties hereby consents to the jurisdiction of such court.

     (d) All liabilities and obligations of the parties hereto shall be joint and several, unless otherwise specified herein.


7. INSTRUCTIONS AND AMENDMENTS. All notices and instructions to Escrow Holder must be in writing, refer to the number assigned to the Escrow hereof and be delivered personally or mailed, certified or registered mail, return receipt requested, addressed to City National Bank, Trust Department/Holding Escrow, 400
N. Roxbury Drive, 6th Floor, Beverly Hills, California 90210. All notices and instructions will be deemed given when received by Escrow Holder, as shown on a receipt therefor.

                                  SCHEDULE 2

                             SECURITY PERCENTAGES


                    SELLER                                  PERCENT

          Howard L. and Marcia E. Herman                     83.4%

          Bradley Herman                                      6.9%

          Bradley and Barbara Herman                          3.7%

          Joel Franklin Herman Trust                          6.0%

                                                                   EXHIBIT 3

                                 PROMISSORY NOTE

     1. INSTALLMENT NOTE. The undersigned ("Maker"), for value received, hereby promises to pay to the Joel Franklin Herman Trust ("Holder") in lawful money of the United States, at such place as shall be designated by Holder from time to time, the principal sum of $337,134.84, with interest thereon at the rate of 9% per annum. Interest only shall be paid on the principal amount hereof from the date hereof to June 20, 1996. Principal and interest shall be due and payable in monthly installments of $3,419.45, each due and payable on the twentieth day of the month beginning July 20, 1996, until such principal sum is paid in full. Interest shall be calculated on the basis of a 360-day year assuming twelve 30 day months and monthly amortization determined in accordance with a standard fifteen year mortgage amortization schedule. If any payment of principal or interest is not paid within ten (10) days of its due date, Maker shall pay to holder an additional amount equal to four percent (4%) of such delinquent payment.

     2. SECURITY. This Note is delivered pursuant to an Option and Stock Purchase Agreement dated as of May 1, 1996, as amended (the "Stock Purchase Agreement") among Maker, Holder, and certain other parties. The payment of this
Note is secured, inter alia, by shares of Common Stock of National Insurance Group (the "Pledged Shares") pursuant to a Security and Stock Pledge Agreement among Maker, Holder, and a pledgeholder. It is expressly agreed that in the event of a Default (as defined below), this Note will first be paid from the proceeds of a sale of the Pledged Shares and any other pledged collateral to secure this Note, and Maker shall pay any remaining amount due under this Note; PROVIDED, HOWEVER, that after such sale Maker and its assigns shall not be obligated to pay in excess of $750,000 for amounts due upon any default under any promissory notes delivered pursuant to the Stock Purchase Agreement, and once Maker or its assigns have paid a total of $750,000, then Maker and its assigns shall be released from any further obligation to make any additional payments under this Note or pursuant to any other note issued pursuant to the Stock Purchase Agreement. The intention of this Section 2 is to limit the recourse of the Holder of this Note and the holders of all other notes issued pursuant to the Stock Purchase Agreement against the Maker and its assigns, to $750,000, in the aggregate, for any Default under this Note or any default under any other note. Maker shall not be responsible for making an equitable or equal distribution of any payments between all holders of notes issued pursuant to the Stock Purchase Agreement.

     3. ASSIGNMENT. Neither Maker nor Holder may assign any of the rights, interests, or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, for a period of 18 months from the date of this Note, without releasing Maker from any of its obligations, Maker may assign his interests and obligations hereunder without the consent of the Holder to any entity in which he either (i) participates as a member of management or (ii) has any ownership interest whatsoever.

     4. PREPAYMENT. Maker may prepay all or any part of the principal sum of this Note at any time, PROVIDED that at the time of any such prepayment, Maker shall pay to Holder, in addition to such principal sum and accrued interest thereon, a "Prepayment Premium" equal to 6% of the principal sum prepaid. Such Prepayment Penalty shall be applicable if such prepayment is made as a result of
Section 4.6(b)(3) of the Stock Purchase Agreement. Holder has ordered Holder's personal affairs in contemplation of the stream of payments provided for herein and the premiums provided in this Section 4 and 5 are to compensate Holder for the loss of such stream of payments upon a prepayment or default.

     5. DEFAULT. If Holder has not received any payment of principal or interest due under this Note by the tenth day (a "grace period") after its due date (an "Event of Default"), then Holder shall give notice to Maker of such Event of Default, and if Maker does not cure such Event of Default within three
(3) business days of the delivery of such notice (a "Default"), the entire unpaid principal sum, and all accrued interest thereon shall, at Holder's option, be immediately due and payable, along with a "Prepayment Premium" equal to 6% of such remaining principal sum; PROVIDED, HOWEVER, a Default shall be deemed to occur without regard to the ten-day grace period and the entire principal sum and all accrued interest shall be immediately due and payable upon Holder's written notice if (i) Holder has received three payments in any twelve-month period after such grace period, (ii) Holder has given written notice to Maker that Maker has received three payments in any twelve-month period after such grace period; and (iii) Holder receives a fourth payment in any twelve-month period after such grace period. Notwithstanding the foregoing, Holder may, at its option, in lieu of accelerating the principal amount of this Note, require Maker to use the proceeds which would have otherwise been payable upon such acceleration to purchase one or more annuities or similar arrangements, satisfactory to Holder, issued by one or more major U.S. financial institutions or insurance companies, satisfactory to Holder, upon which purchases Holder shall surrender the Note to Maker.

     6. COLLECTION COSTS. Maker agrees to pay the actual expenses, including attorneys' fees, incurred in any attempt to collect any amounts due pursuant to this Note.

     7. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of California.

     8. NOTICES. Notices shall be given in accordance with Section 7.5 of the Stock Purchase Agreement.

          IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as to the ______ day of May, 1996.

                              ______________________________
                              Mark A. Speizer

                                 PROMISSORY NOTE

     1. INSTALLMENT NOTE. The undersigned ("Maker"), for value received, hereby promises to pay to Bradley Herman and Barbara Herman ("Holder") in lawful money of the United States, at such place as shall be designated by Holder from time to time, the principal sum of $207,026.52, with interest thereon at the rate of 9% per annum. Interest only shall be paid on the principal amount hereof from the date hereof to June 20, 1996. Principal and interest shall be due and payable in monthly installments of $2,099.80, each due and payable on the twentieth day of the month beginning July 20, 1996, until such principal sum is paid in full. Interest shall be calculated on the basis of a 360-day year assuming twelve 30 day months and monthly amortization determined in accordance with a standard fifteen year mortgage amortization schedule. If any payment of principal or interest is not paid within ten (10) days of its due date, Maker shall pay to holder an additional amount equal to four percent (4%) of such delinquent payment.

     2. SECURITY. This Note is delivered pursuant to an Option and Stock Purchase Agreement dated as of May 1, 1996, as amended (the "Stock Purchase Agreement") among Maker, Holder, and certain other parties. The payment of this
Note is secured, inter alia, by shares of Common Stock of National Insurance Group (the "Pledged Shares") pursuant to a Security and Stock Pledge Agreement among Maker, Holder, and a pledgeholder. It is expressly agreed that in the event of a Default (as defined below), this Note will first be paid from the proceeds of a sale of the Pledged Shares and any other pledged collateral to secure this Note, and Maker shall pay any remaining amount due under this Note; PROVIDED, HOWEVER, that after such sale Maker and its assigns shall not be obligated to pay in excess of $750,000 for amounts due upon any default under any promissory notes delivered pursuant to the Stock Purchase Agreement, and once Maker or its assigns have paid a total of $750,000, then Maker and its assigns shall be released from any further obligation to make any additional payments under this Note or pursuant to any other note issued pursuant to the Stock Purchase Agreement. The intention of this Section 2 is to limit the recourse of the Holder of this Note and the holders of all other notes issued pursuant to the Stock Purchase Agreement against the Maker and its assigns, to $750,000, in the aggregate, for any Default under this Note or any default under any other note. Maker shall not be responsible for making an equitable or equal distribution of any payments between all holders of notes issued pursuant to the Stock Purchase Agreement.

     3. ASSIGNMENT. Neither Maker nor Holder may assign any of the rights, interests, or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, for a period of 18 months from the date of this Note, without releasing Maker from any of its obligations, Maker may assign his interests and obligations hereunder without the consent of the Holder to any entity in which he either (i) participates as a member of management or (ii) has any ownership interest whatsoever.

     4. PREPAYMENT. Maker may prepay all or any part of the principal sum of this Note at any time, PROVIDED that at the time of any such prepayment, Maker shall pay to Holder, in addition to such principal sum and accrued interest thereon, a "Prepayment Premium" equal to 6% of the principal sum prepaid. Such Prepayment Penalty shall be applicable if such prepayment is made as a result of
Section 4.6(b)(3) of the Stock Purchase Agreement. Holder has ordered Holder's personal affairs in contemplation of the stream of payments provided for herein and the premiums provided in this Section 4 and 5 are to compensate Holder for the loss of such stream of payments upon a prepayment or default.

     5. DEFAULT. If Holder has not received any payment of principal or interest due under this Note by the tenth day (a "grace period") after its due date (an "Event of Default"), then Holder shall give notice to Maker of such Event of Default, and if Maker does not cure such Event of Default within three
(3) business days of the delivery of such notice (a "Default"), the entire unpaid principal sum, and all accrued interest thereon shall, at Holder's option, be immediately due and payable, along with a "Prepayment Premium" equal to 6% of such remaining principal sum; PROVIDED, HOWEVER, a Default shall be deemed to occur without regard to the ten-day grace period and the entire principal sum and all accrued interest shall be immediately due and payable upon Holder's written notice if (i) Holder has received three payments in any twelve-month period after such grace period, (ii) Holder has given written notice to Maker that Maker has received three payments in any twelve-month period after such grace period; and (iii) Holder receives a fourth payment in any twelve-month period after such grace period. Notwithstanding the foregoing, Holder may, at its option, in lieu of accelerating the principal amount of this Note, require Maker to use the proceeds which would have otherwise been payable upon such acceleration to purchase one or more annuities or similar arrangements, satisfactory to Holder, issued by one or more major U.S. financial institutions or insurance companies, satisfactory to Holder, upon which purchases Holder shall surrender the Note to Maker.

     6. COLLECTION COSTS. Maker agrees to pay the actual expenses, including attorneys' fees, incurred in any attempt to collect any amounts due pursuant to this Note.

     7. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of California.

     8. NOTICES. Notices shall be given in accordance with Section 7.5 of the Stock Purchase Agreement.

          IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as to the ______ day of May, 1996.

                              ______________________________
                              Mark A. Speizer

                                 PROMISSORY NOTE

     1. INSTALLMENT NOTE. The undersigned ("Maker"), for value received, hereby promises to pay to Bradley Herman ("Holder") in lawful money of the United States, at such place as shall be designated by Holder from time to time, the principal sum of $384,516.51, with interest thereon at the rate of 9% per annum. Interest only shall be paid on the principal amount hereof from the date hereof to June 20, 1996. Principal and interest shall be due and payable in monthly installments of $3,900.02, each due and payable on the twentieth day of the month beginning July 20, 1996, until such principal sum is paid in full. Interest shall be calculated on the basis of a 360-day year assuming twelve 30 day months and monthly amortization determined in accordance with a standard fifteen year mortgage amortization schedule. If any payment of principal or interest is not paid within ten (10) days of its due date, Maker shall pay to holder an additional amount equal to four percent (4%) of such delinquent payment.

     2. SECURITY. This Note is delivered pursuant to an Option and Stock Purchase Agreement dated as of May 1, 1996, as amended (the "Stock Purchase Agreement") among Maker, Holder, and certain other parties. The payment of this
Note is secured, inter alia, by shares of Common Stock of National Insurance Group (the "Pledged Shares") pursuant to a Security and Stock Pledge Agreement among Maker, Holder, and a pledgeholder. It is expressly agreed that in the event of a Default (as defined below), this Note will first be paid from the proceeds of a sale of the Pledged Shares and any other pledged collateral to secure this Note, and Maker shall pay any remaining amount due under this Note; PROVIDED, HOWEVER, that after such sale Maker and its assigns shall not be obligated to pay in excess of $750,000 for amounts due upon any default under any promissory notes delivered pursuant to the Stock Purchase Agreement, and once Maker or its assigns have paid a total of $750,000, then Maker and its assigns shall be released from any further obligation to make any additional payments under this Note or pursuant to any other note issued pursuant to the Stock Purchase Agreement. The intention of this Section 2 is to limit the recourse of the Holder of this Note and the holders of all other notes issued pursuant to the Stock Purchase Agreement against the Maker and its assigns, to $750,000, in the aggregate, for any Default under this Note or any default under any other note. Maker shall not be responsible for making an equitable or equal distribution of any payments between all holders of notes issued pursuant to the Stock Purchase Agreement.

     3. ASSIGNMENT. Neither Maker nor Holder may assign any of the rights, interests, or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, for a period of 18 months from the date of this Note, without releasing Maker from any of its obligations, Maker may assign his interests and obligations hereunder without the consent of the Holder to any entity in which he either (i) participates as a member of management or (ii) has any ownership interest whatsoever.

     4. PREPAYMENT. Maker may prepay all or any part of the principal sum of this Note at any time, PROVIDED that at the time of any such prepayment, Maker shall pay to Holder, in addition to such principal sum and accrued interest thereon, a "Prepayment Premium" equal to 6% of the principal sum prepaid. Such Prepayment Penalty shall be applicable if such prepayment is made as a result of
Section 4.6(b)(3) of the Stock Purchase Agreement. Holder has ordered Holder's personal affairs in contemplation of the stream of payments provided for herein and the premiums provided in this Section 4 and 5 are to compensate Holder for the loss of such stream of payments upon a prepayment or default.

     5. DEFAULT. If Holder has not received any payment of principal or interest due under this Note by the tenth day (a "grace period") after its due date (an "Event of Default"), then Holder shall give notice to Maker of such Event of Default, and if Maker does not cure such Event of Default within three
(3) business days of the delivery of such notice (a "Default"), the entire unpaid principal sum, and all accrued interest thereon shall, at Holder's option, be immediately due and payable, along with a "Prepayment Premium" equal to 6% of such remaining principal sum; PROVIDED, HOWEVER, a Default shall be deemed to occur without regard to the ten-day grace period and the entire principal sum and all accrued interest shall be immediately due and payable upon Holder's written notice if (i) Holder has received three payments in any twelve-month period after such grace period, (ii) Holder has given written notice to Maker that Maker has received three payments in any twelve-month period after such grace period; and (iii) Holder receives a fourth payment in any twelve-month period after such grace period. Notwithstanding the foregoing, Holder may, at its option, in lieu of accelerating the principal amount of this Note, require Maker to use the proceeds which would have otherwise been payable upon such acceleration to purchase one or more annuities or similar arrangements, satisfactory to Holder, issued by one or more major U.S. financial institutions or insurance companies, satisfactory to Holder, upon which purchases Holder shall surrender the Note to Maker.

     6. COLLECTION COSTS. Maker agrees to pay the actual expenses, including attorneys' fees, incurred in any attempt to collect any amounts due pursuant to this Note.

     7. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of California.

     8. NOTICES. Notices shall be given in accordance with Section 7.5 of the Stock Purchase Agreement.

          IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as to the ______ day of May, 1996.

                              ______________________________
                              Mark A. Speizer

                                 PROMISSORY NOTE

     1. INSTALLMENT NOTE. The undersigned ("Maker"), for value received, hereby promises to pay to Howard L. Herman and Marcia E. Herman ("Holder") in lawful money of the United States, at such place as shall be designated by Holder from time to time, the principal sum of $4,411,287.58, with interest thereon at the rate of 9% per annum. Interest only shall be paid on the principal amount hereof from the date hereof to June 20, 1996. Principal and interest shall be due and payable in monthly installments of $44,742.21, each due and payable on the twentieth day of the month beginning July 20, 1996, until such principal sum is paid in full. Interest shall be calculated on the basis of a 360-day year assuming twelve 30 day months and monthly amortization determined in accordance with a standard fifteen year mortgage amortization schedule. If any payment of principal or interest is not paid within ten (10) days of its due date, Maker shall pay to holder an additional amount equal to four percent (4%) of such delinquent payment.

     2. SECURITY. This Note is delivered pursuant to an Option and Stock Purchase Agreement dated as of May 1, 1996, as amended (the "Stock Purchase Agreement") among Maker, Holder, and certain other parties. The payment of this
Note is secured, inter alia, by shares of Common Stock of National Insurance Group (the "Pledged Shares") pursuant to a Security and Stock Pledge Agreement among Maker, Holder, and a pledgeholder. It is expressly agreed that in the event of a Default (as defined below), this Note will first be paid from the proceeds of a sale of the Pledged Shares and any other pledged collateral to secure this Note, and Maker shall pay any remaining amount due under this Note; PROVIDED, HOWEVER, that after such sale Maker and its assigns shall not be obligated to pay in excess of $750,000 for amounts due upon any default under any promissory notes delivered pursuant to the Stock Purchase Agreement, and once Maker or its assigns have paid a total of $750,000, then Maker and its assigns shall be released from any further obligation to make any additional payments under this Note or pursuant to any other note issued pursuant to the Stock Purchase Agreement. The intention of this Section 2 is to limit the recourse of the Holder of this Note and the holders of all other notes issued pursuant to the Stock Purchase Agreement against the Maker and its assigns, to $750,000, in the aggregate, for any Default under this Note or any default under any other note. Maker shall not be responsible for making an equitable or equal distribution of any payments between all holders of notes issued pursuant to the Stock Purchase Agreement.

     3. ASSIGNMENT. Neither Maker nor Holder may assign any of the rights, interests, or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, for a period of 18 months from the date of this Note, without releasing Maker from any of its obligations, Maker may assign his interests and obligations hereunder without the consent of the Holder to any entity in which he either (i) participates as a member of management or (ii) has any ownership interest whatsoever.

     4. PREPAYMENT. Maker may prepay all or any part of the principal sum of this Note at any time, PROVIDED that at the time of any such prepayment, Maker shall pay to Holder, in addition to such principal sum and accrued interest thereon, a "Prepayment Premium" equal to 6% of the principal sum prepaid. Such Prepayment Penalty shall be applicable if such prepayment is made as a result of
Section 4.6(b)(3) of the Stock Purchase Agreement. Holder has ordered Holder's personal affairs in contemplation of the stream of payments provided for herein and the premiums provided in this Section 4 and 5 are to compensate Holder for the loss of such stream of payments upon a prepayment or default.

     5. DEFAULT. If Holder has not received any payment of principal or interest due under this Note by the tenth day (a "grace period") after its due date (an "Event of Default"), then Holder shall give notice to Maker of such Event of Default, and if Maker does not cure such Event of Default within three
(3) business days of the delivery of such notice (a "Default"), the entire unpaid principal sum, and all accrued interest thereon shall, at Holder's option, be immediately due and payable, along with a "Prepayment Premium" equal to 6% of such remaining principal sum; PROVIDED, HOWEVER, a Default shall be deemed to occur without regard to the ten-day grace period and the entire principal sum and all accrued interest shall be immediately due and payable upon Holder's written notice if (i) Holder has received three payments in any twelve-month period after such grace period, (ii) Holder has given written notice to Maker that Maker has received three payments in any twelve-month period after such grace period; and (iii) Holder receives a fourth payment in any twelve-month period after such grace period. Notwithstanding the foregoing, Holder may, at its option, in lieu of accelerating the principal amount of this Note, require Maker to use the proceeds which would have otherwise been payable upon such acceleration to purchase one or more annuities or similar arrangements, satisfactory to Holder, issued by one or more major U.S. financial institutions or insurance companies, satisfactory to Holder, upon which purchases Holder shall surrender the Note to Maker.

     6. COLLECTION COSTS. Maker agrees to pay the actual expenses, including attorneys' fees, incurred in any attempt to collect any amounts due pursuant to this Note.

     7. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of California.

     8. NOTICES. Notices shall be given in accordance with Section 7.5 of the Stock Purchase Agreement.

          IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as to the ______ day of May, 1996.

                              ______________________________
                              Mark A. Speizer

                                                                EXHIBIT 4

                               SECURITY AGREEMENT
                                       AND
                                  STOCK PLEDGE

     This SECURITY AGREEMENT AND STOCK PLEDGE (this "Agreement") is made and entered into on May __, 1996, by and between Mark A. Speizer ("Pledgor"), Bradley Herman ("Secured Party"), and City National Bank ("Pledgeholder").

                                    RECITALS

     WHEREAS, Pledgor has purchased from Secured Party shares of Common Stock ("Common Stock") of National Insurance Group, a California corporation (the "Company") pursuant to an Option and Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 1, 1996, as amended; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor is obligated to Secured Party under a Promissory Note dated and executed concurrently herewith (the "Promissory Note"), in the principal amount of $384,516.51; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor and Secured Party have agreed that the Promissory Note shall be secured by the pledge of 84,354 shares of Common Stock (the "Shares") including both shares purchased pursuant to the Stock Purchase Agreement and shares previously owned by the Pledgor.

     It is therefore agreed:

                                     PLEDGE

     1. Pledgor hereby pledges the Shares to Pledgeholder on behalf of Secured Party to secure payment of the Promissory Note. The Shares have been delivered to and are being held by Pledgeholder pursuant to the Stock Purchase Agreement. Debtor delivers herewith to Pledgeholder forms of assignment for the Shares, separate from the certificate(s) and executed in blank, to be used to transfer the Shares on the books of the Company in accordance with terms and conditions of this Agreement in the event of the default by Pledgor under the Promissory Note. Pledgeholder hereby acknowledges receipt of such Share certificate(s) and forms of assignment. Pledgor shall forthwith irrevocably instruct the Company to address all communications (including, without limitation, dividends and split shares) with respect to the Shares to Pledgor in care of Pledgeholder.

                           DISTRIBUTIONS ON THE SHARES

     2. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Note, Pledgor shall have the right to receive all dividends and other distributions with respect to the Shares, subject to Paragraph 5 below. During the existence of any default (after passage of any applicable grace period), Secured Party shall have the right to receive all such dividends and distributions in an amount necessary to pay overdue interest and then to reduce principal on the Promissory Note. Notwithstanding the foregoing, Pledgor shall cause the Company to give Secured Party at least 15 days prior written notice of any cash dividend to be paid by the

Company on or after May 1, 1998. Howard L. Herman, on behalf of Secured Party, shall have the right to determine whether the Security Ratio (as defined in the Stock Purchase Agreement) after payment of such dividend would be less than
1.25. If Pledgeholder receives written notice from Secured Party before the date the dividend is paid to stockholders that Secured Party believes the Security Ratio would be less than 1.25, Pledgeholder shall retain the cash dividend, and the parties shall conduct a Collateral Evaluation (as described in the Stock Purchase Agreement). Pledgeholder shall deliver the cash dividend pursuant to the instructions of Pledgor and Secured Party, with Secured Party entitled to receive any part of the cash dividend required for the Security Ratio to be at least 1.25, and Pledgor entitled to receive the remaining part of the cash dividend, if any. Any amount received by Secured Party shall be considered a prepayment under Paragraph 4 of the Promissory Note. If Pledgeholder shall not have received such written notice by the date the dividend is paid to stockholders, Pledgeholder shall deliver such dividend to Pledgor.

                                  VOTING RIGHTS

     3. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Note, Pledgor shall have the right to vote the Shares on all matters.

                                 REPRESENTATIONS

     4. The Pledgor warrants and represents that it owns the Pledged Securities free and clear of all liens, charges, encumbrances and security interests of any kind (except the security interest created by this Agreement), that there are no restrictions on the transfer of any of the Pledged Securities, other than may appear on the face of the certificates.

                                   ADJUSTMENTS

     5. In the event that, during the term of this pledge, any distribution or exchange is made or declared in respect of the Shares, all new, substituted, and additional securities issued by reason of such distribution or exchange shall be held by the Pledgeholder in the same manner as the Shares originally pledged under this Agreement.

                  PAYMENT OF PROMISSORY NOTE; RELEASE OF SHARES

     6. Upon payment in full of the principal and interest due under the Promissory Notes, the Pledgeholder shall transfer the Shares (and any accompanying stock powers previously delivered by Pledgor) to Pledgor and this Agreement shall terminate.

                                     DEFAULT

     7. In the event that the Pledgor defaults in any payment of principal or interest due under the Promissory Note (after passage of any grace or cure period provided for therein), Pledgeholder shall have the authority at the direction of the Secured Party to take all action necessary to transfer the Shares to Secured Party, subject to any required regulatory approvals, including, but not limited to, the approval of the California Department of Insurance. Secured Party shall notify Pledgeholder in writing of any such default (and the passage of any such grace or cure period), and shall send a copy of such notice to Pledgor. Pledgeholder shall then give

Pledgor and Secured Party written notice of any actions it intends to take pursuant to this Section
7.

                         INDEMNIFICATION OF PLEDGEHOLDER

     8. In the event of any dispute or controversy between the Pledgor and Secured Party, Pledgeholder may interplead the security and/or file such proceedings for declaratory relief, or otherwise, as may be necessary or convenient to determine Pledgeholder's rights, duties and obligations, and the rights of the parties hereto, and any final judgment of any court of competent jurisdiction in this regard shall be final and binding on all the parties hereto. The expenses of Pledgeholder in connection therewith, including reasonable reimbursement for Pledgeholder's time at the minimum hourly rate normally billed by Pledgeholder as a fiduciary, shall be paid by the Pledgor. Secured Party and Pledgor hereby jointly and severally agree to hold Pledgeholder harmless from any and all liabilities Pledgeholder may sustain by reason of Pledgeholder's acting as Pledgeholder hereunder, other than liabilities due to Pledgeholder's gross negligence or willful misconduct.

                          CONFLICT OF INTEREST; WAIVER

     9. The parties hereto understand that Pledgeholder or its agents or employees may be involved in a conflict of interest in representing the various parties to this Agreement. Nevertheless, the parties hereto agree that Pledgeholder may properly serve as Pledgeholder hereunder and do hereby waive any claim of conflict of interest.

                             SUCCESSOR PLEDGEHOLDERS

     10. Pledgor and Secured Party may terminate the services of Pledgeholder as pledgeholder hereunder at any time by mutual agreement and substitute another pledgeholder. Pledgeholder shall execute such documents as may be necessary or convenient to substitute a successor Pledgeholder in place and stead of Pledgeholder and to deliver the documentation, including the share certificates representing the Shares to such successor pledgeholder. In the event that (a) either (i) Pledgeholder is adjudged bankrupt or insolvent, (ii) a receiver or other public officer takes charge of the Pledgeholder or its property, or (iii) Pledgeholder becomes incapable of acting, (b) there is no written agreement between Pledgor and Secured Party designating any other pledgeholder in the place and stead of Pledgeholder under such circumstances; and (c) subject to the mutual agreement of Pledgor and Secured Party at any time, in writing; there shall be substituted as successor pledgeholder any other pledgeholder in the place and stead of Pledgeholder.

                                  MISCELLANEOUS

     11. This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state by residence of such state. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the parties hereto. This Agreement shall be construed as if each party hereto was its author and each party hereby adopts the language of this party as if it were his or its own. Each term, clause and provision of this Agreement is separate and independent, and should any term, clause or provision of this Agreement be found to be invalid, the validity of the reigning terms and clauses and provision shall be effective. Each party covenants with the other that such party (and its successors and assigns) will execute and deliver all their and further instruments and take such other action as requesting party reasonably requires to carry into effective provisions of this Agreement. This Agreement constitutes the entire Agreement among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective heirs, administrators, representatives, executors, successors and assigns of the parties hereto; provided however, that no party may assign, sell, transfer in anyway convey his or its rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other parties, which may be withheld (reasonably or unreasonably) by the other parties in their sole limited discretion, provided that, without releasing Pledgor, nothing herein shall be deemed to prevent Pledgor from assigning its rights and obligations under this Agreement to any permitted assignee of its rights and obligations under the Stock Purchase Agreement and the Promissory Note, or transferring the Shares in compliance with applicable law, provided that the Shares shall remain subject to this Agreement.


                              _____________________________
                              Mark A. Speizer





                              _____________________________
                              Bradley Herman




                              CITY NATIONAL BANK


                              By:__________________________

                              Title:_______________________

                               SECURITY AGREEMENT
                                       AND
                                  STOCK PLEDGE

     This SECURITY AGREEMENT AND STOCK PLEDGE (this "Agreement") is made and entered into on May __, 1996, by and between Mark A. Speizer ("Pledgor"), Bradley Herman and Barbara Herman (together, "Secured Party"), and City National Bank ("Pledgeholder").

                                    RECITALS

     WHEREAS, Pledgor has purchased from Secured Party shares of Common Stock ("Common Stock") of National Insurance Group, a California corporation (the "Company") pursuant to an Option and Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 1, 1966, as amended; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor is obligated to Secured Party under a Promissory Note dated and executed concurrently herewith (the "Promissory Note"), in the aggregate principal amount of $207,026.52; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor and Secured Party have agreed that the Promissory Note shall be secured by the pledge of 45,421 shares of Common Stock (the "Shares") including both shares purchased pursuant to the Stock Purchase Agreement and shares previously owned by the Pledgor.

     It is therefore agreed:

                                     PLEDGE

     1. Pledgor hereby pledges the Shares to Pledgeholder on behalf of Secured Party to secure payment of the Promissory Note. The Shares have been delivered to and are being held by Pledgeholder pursuant to the Stock Purchase Agreement. Debtor delivers herewith to Pledgeholder forms of assignment for the Shares, separate from the certificate(s) and executed in blank, to be used to transfer the Shares on the books of the Company in accordance with terms and conditions of this Agreement in the event of the default by Pledgor under the Promissory Note. Pledgeholder hereby acknowledges receipt of such Share certificate(s) and forms of assignment. Pledgor shall forthwith irrevocably instruct the Company to address all communications (including, without limitation, dividends and split shares) with respect to the Shares to Pledgor in care of Pledgeholder.

                           DISTRIBUTIONS ON THE SHARES

     2. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Note, Pledgor shall have the right to receive all dividends and other distributions with respect to the Shares, subject to Paragraph 5 below. During the existence of any default (after passage of any applicable grace period), Secured Party shall have the right to receive all such dividends and distributions in an amount necessary to pay overdue interest and then to reduce principal on the Promissory Note. Notwithstanding the foregoing, Pledgor shall cause the Company to give Secured Party at least 15 days prior written notice of any cash dividend to be paid by the

Company on or after May 1, 1998. Howard L. Herman, on behalf of Secured Party, shall have the right to determine whether the Security Ratio (as defined in the Stock Purchase Agreement) after payment of such dividend would be less than
1.25. If Pledgeholder receives written notice from Secured Party before the date the dividend is paid to stockholders that Secured Party believes the Security Ratio would be less than 1.25, Pledgeholder shall retain the cash dividend, and the parties shall conduct a Collateral Evaluation (as described in the Stock Purchase Agreement). Pledgeholder shall deliver the cash dividend pursuant to the instructions of Pledgor and Secured Party, with Secured Party entitled to receive any part of the cash dividend required for the Security Ratio to be at least 1.25, and Pledgor entitled to receive the remaining part of the cash dividend, if any. Any amount received by Secured Party shall be considered a prepayment under Paragraph 4 of the Promissory Note. If Pledgeholder shall not have received such written notice by the date the dividend is paid to stockholders, Pledgeholder shall deliver such dividend to Pledgor.

                                  VOTING RIGHTS

     3. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Note, Pledgor shall have the right to vote the Shares on all matters.

                                 REPRESENTATIONS

     4. The Pledgor warrants and represents that it owns the Pledged Securities free and clear of all liens, charges, encumbrances and security interests of any kind (except the security interest created by this Agreement), that there are no restrictions on the transfer of any of the Pledged Securities, other than may appear on the face of the certificates.

                                   ADJUSTMENTS

     5. In the event that, during the term of this pledge, any distribution or exchange is made or declared in respect of the Shares, all new, substituted, and additional securities issued by reason of such distribution or exchange shall be held by the Pledgeholder in the same manner as the Shares originally pledged under this Agreement.

                  PAYMENT OF PROMISSORY NOTE; RELEASE OF SHARES

     6. Upon payment in full of the principal and interest due under the Promissory Note, the Pledgeholder shall transfer the Shares (and any accompanying stock powers previously delivered by Pledgor) to Pledgor and this Agreement shall terminate.

                                     DEFAULT

     7. In the event that the Pledgor defaults in any payment of principal or interest due under the Promissory Note (after passage of any grace or cure period provided for therein), Pledgeholder shall have the authority at the direction of the Secured Party to take all action necessary to transfer the Shares to Secured Party, subject to any required regulatory approvals, including, but not limited to, the approval of the California Department of Insurance. Secured Party shall notify Pledgeholder in writing of any such default (and the passage of any such grace or cure period), and shall send a copy of such notice to Pledgor. Pledgeholder shall then give

Pledgor and Secured Party written notice of any actions it intends to take pursuant to this Section
7.

                         INDEMNIFICATION OF PLEDGEHOLDER

     8. In the event of any dispute or controversy between the Pledgor and Secured Party, Pledgeholder may interplead the security and/or file such proceedings for declaratory relief, or otherwise, as may be necessary or convenient to determine Pledgeholder's rights, duties and obligations, and the rights of the parties hereto, and any final judgment of any court of competent jurisdiction in this regard shall be final and binding on all the parties hereto. The expenses of Pledgeholder in connection therewith, including reasonable reimbursement for Pledgeholder's time at the minimum hourly rate normally billed by Pledgeholder as a fiduciary, shall be paid by the Pledgor. Secured Party and Pledgor hereby jointly and severally agree to hold Pledgeholder harmless from any and all liabilities Pledgeholder may sustain by reason of Pledgeholder's acting as Pledgeholder hereunder, other than liabilities due to Pledgeholder's gross negligence or willful misconduct.

                          CONFLICT OF INTEREST; WAIVER

     9. The parties hereto understand that Pledgeholder or its agents or employees may be involved in a conflict of interest in representing the various parties to this Agreement. Nevertheless, the parties hereto agree that Pledgeholder may properly serve as Pledgeholder hereunder and do hereby waive any claim of conflict of interest.

                             SUCCESSOR PLEDGEHOLDERS

     10. Pledgor and Secured Party may terminate the services of Pledgeholder as pledgeholder hereunder at any time by mutual agreement and substitute another pledgeholder. Pledgeholder shall execute such documents as may be necessary or convenient to substitute a successor Pledgeholder in place and stead of Pledgeholder and to deliver the documentation, including the share certificates representing the Shares to such successor pledgeholder. In the event that (a) either (i) Pledgeholder is adjudged bankrupt or insolvent, (ii) a receiver or other public officer takes charge of the Pledgeholder or its property, or (iii) Pledgeholder becomes incapable of acting, (b) there is no written agreement between Pledgor and Secured Party designating any other pledgeholder in the place and stead of Pledgeholder under such circumstances; and (c) subject to the mutual agreement of Pledgor and Secured Party at any time, in writing; there shall be substituted as successor pledgeholder any other pledgeholder in the place and stead of Pledgeholder.

                                  MISCELLANEOUS

     11. This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state by residence of such state. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the parties hereto. This Agreement shall be construed as if each party hereto was its author and each party hereby adopts the language of this party as if it were his or its own. Each term, clause and provision of this Agreement is separate and independent, and should any term, clause or provision of this Agreement be found to be invalid, the validity of the reigning terms and clauses and provision shall be effective. Each party covenants with the other that such party (and its successors and assigns) will execute and deliver all their and further instruments and take such other action as requesting party reasonably requires to carry into effective provisions of this Agreement. This Agreement constitutes the entire Agreement among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective heirs, administrators, representatives, executors, successors and assigns of the parties hereto; provided however, that no party may assign, sell, transfer in anyway convey his or its rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other parties, which may be withheld (reasonably or unreasonably) by the other parties in their sole limited discretion, provided that, without releasing Pledgor, nothing herein shall be deemed to prevent Pledgor from assigning its rights and obligations under this Agreement to any permitted assignee of its rights and obligations under the Stock Purchase Agreement and the Promissory Note, or transferring the Shares in compliance with applicable law, provided that the Shares shall remain subject to this Agreement.


                              _____________________________
                              Mark A. Speizer




                              _____________________________
                              Bradley Herman


                              _____________________________
                              Barbara Herman


                              CITY NATIONAL BANK


                              By:__________________________

                              Title:_______________________

                               SECURITY AGREEMENT
                                       AND
                                  STOCK PLEDGE

     This SECURITY AGREEMENT AND STOCK PLEDGE (this "Agreement") is made and entered into on May __, 1996, by and between Mark A. Speizer ("Pledgor"), the Joel Franklin Herman Trust ("Secured Party"), and City National Bank ("Pledgeholder").

                                    RECITALS

     WHEREAS, Pledgor has purchased from Secured Party shares of Common Stock ("Common Stock") of National Insurance Group, a California corporation (the "Company") pursuant to an Option and Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 1, 1996, as amended; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor is obligated to Secured Party under a Promissory Note dated and executed concurrently herewith (the "Promissory Note"), in the aggregate principal amount of $337,134.84; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor and Secured Party have agreed that the Promissory Note shall be secured by the pledge of 73,947 shares of Common Stock (the "Shares") including both shares purchased pursuant to the Stock Purchase Agreement and shares previously owned by the Pledgor.

     It is therefore agreed:

                                     PLEDGE

     1. Pledgor hereby pledges the Shares to Pledgeholder on behalf of Secured Party to secure payment of the Promissory Note. The Shares have been delivered to and are being held by Pledgeholder pursuant to the Stock Purchase Agreement. Debtor delivers herewith to Pledgeholder forms of assignment for the Shares, separate from the certificate(s) and executed in blank, to be used to transfer the Shares on the books of the Company in accordance with terms and conditions of this Agreement in the event of the default by Pledgor under the Promissory Note. Pledgeholder hereby acknowledges receipt of such Share certificate(s) and forms of assignment. Pledgor shall forthwith irrevocably instruct the Company to address all communications (including, without limitation, dividends and split shares) with respect to the Shares to Pledgor in care of Pledgeholder.

                           DISTRIBUTIONS ON THE SHARES

     2. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Note, Pledgor shall have the right to receive all dividends and other distributions with respect to the Shares, subject to Paragraph 5 below. During the existence of any default (after passage of any applicable grace period), Secured Party shall have the right to receive all such dividends and distributions in an amount necessary to pay overdue interest and then to reduce principal on the Promissory Note. Notwithstanding the foregoing, Pledgor shall cause the Company to give Secured Party at least 15 days prior written notice of any cash dividend to be paid by the

Company on or after May 1, 1998. Howard L. Herman, on behalf of Secured Party, shall have the right to determine whether the Security Ratio (as defined in the Stock Purchase Agreement) after payment of such dividend would be less than
1.25. If Pledgeholder receives written notice from Secured Party before the date the dividend is paid to stockholders that Secured Party believes the Security Ratio would be less than 1.25, Pledgeholder shall retain the cash dividend, and the parties shall conduct a Collateral Evaluation (as described in the Stock Purchase Agreement). Pledgeholder shall deliver the cash dividend pursuant to the instructions of Pledgor and Secured Party, with Secured Party entitled to receive any part of the cash dividend required for the Security Ratio to be at least 1.25, and Pledgor entitled to receive the remaining part of the cash dividend, if any. Any amount received by Secured Party shall be considered a prepayment under Paragraph 4 of the Promissory Note. If Pledgeholder shall not have received such written notice by the date the dividend is paid to stockholders, Pledgeholder shall deliver such dividend to Pledgor.

                                  VOTING RIGHTS

     3. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Note, Pledgor shall have the right to vote the Shares on all matters.

                                 REPRESENTATIONS

     4. The Pledgor warrants and represents that it owns the Pledged Securities free and clear of all liens, charges, encumbrances and security interests of any kind (except the security interest created by this Agreement), that there are no restrictions on the transfer of any of the Pledged Securities, other than may appear on the face of the certificates.

                                   ADJUSTMENTS

     5. In the event that, during the term of this pledge, any distribution or exchange is made or declared in respect of the Shares, all new, substituted, and additional securities issued by reason of such distribution or exchange shall be held by the Pledgeholder in the same manner as the Shares originally pledged under this Agreement.

                  PAYMENT OF PROMISSORY NOTE; RELEASE OF SHARES

     6. Upon payment in full of the principal and interest due under the Promissory Note, the Pledgeholder shall transfer the Shares (and any accompanying stock powers previously delivered by Pledgor) to Pledgor and this Agreement shall terminate.

                                     DEFAULT

     7. In the event that the Pledgor defaults in any payment of principal or interest due under the Promissory Note (after passage of any grace or cure period provided for therein), Pledgeholder shall have the authority at the direction of the Secured Party to take all action necessary to transfer the Shares to Secured Party, subject to any required regulatory approvals, including, but not limited to, the approval of the California Department of Insurance. Secured Party shall notify Pledgeholder in writing of any such default (and the passage of any such grace or cure period), and shall send a copy of such notice to Pledgor. Pledgeholder shall then give

Pledgor and Secured Party written notice of any actions it intends to take pursuant to this Section
7.

                         INDEMNIFICATION OF PLEDGEHOLDER

     8. In the event of any dispute or controversy between the Pledgor and Secured Party, Pledgeholder may interplead the security and/or file such proceedings for declaratory relief, or otherwise, as may be necessary or convenient to determine Pledgeholder's rights, duties and obligations, and the rights of the parties hereto, and any final judgment of any court of competent jurisdiction in this regard shall be final and binding on all the parties hereto. The expenses of Pledgeholder in connection therewith, including reasonable reimbursement for Pledgeholder's time at the minimum hourly rate normally billed by Pledgeholder as a fiduciary, shall be paid by the Pledgor. Secured Party and Pledgor hereby jointly and severally agree to hold Pledgeholder harmless from any and all liabilities Pledgeholder may sustain by reason of Pledgeholder's acting as Pledgeholder hereunder, other than liabilities due to Pledgeholder's gross negligence or willful misconduct.

                          CONFLICT OF INTEREST; WAIVER

     9. The parties hereto understand that Pledgeholder or its agents or employees may be involved in a conflict of interest in representing the various parties to this Agreement. Nevertheless, the parties hereto agree that Pledgeholder may properly serve as Pledgeholder hereunder and do hereby waive any claim of conflict of interest.

                             SUCCESSOR PLEDGEHOLDERS

     10. Pledgor and Secured Party may terminate the services of Pledgeholder as pledgeholder hereunder at any time by mutual agreement and substitute another pledgeholder. Pledgeholder shall execute such documents as may be necessary or convenient to substitute a successor Pledgeholder in place and stead of Pledgeholder and to deliver the documentation, including the share certificates representing the Shares to such successor pledgeholder. In the event that (a) either (i) Pledgeholder is adjudged bankrupt or insolvent, (ii) a receiver or other public officer takes charge of the Pledgeholder or its property, or (iii) Pledgeholder becomes incapable of acting, (b) there is no written agreement between Pledgor and Secured Party designating any other pledgeholder in the place and stead of Pledgeholder under such circumstances; and (c) subject to the mutual agreement of Pledgor and Secured Party at any time, in writing; there shall be substituted as successor pledgeholder any other pledgeholder in the place and stead of Pledgeholder.

                                  MISCELLANEOUS

     11. This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state by residence of such state. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the parties hereto. This Agreement shall be construed as if each party hereto was its author and each party hereby adopts the language of this party as if it were his or its own. Each term, clause and provision of this Agreement is separate and independent, and should any term, clause or provision of this Agreement be found to be invalid, the validity of the reigning terms and clauses and provision shall be effective. Each party covenants with the other that such party (and its successors and assigns) will execute and deliver all their and further instruments and take such other action as requesting party reasonably requires to carry into effective provisions of this Agreement. This Agreement constitutes the entire Agreement among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective heirs, administrators, representatives, executors, successors and assigns of the parties hereto; provided however, that no party may assign, sell, transfer in anyway convey his or its rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other parties, which may be withheld (reasonably or unreasonably) by the other parties in their sole limited discretion, provided that, without releasing Pledgor, nothing herein shall be deemed to prevent Pledgor from assigning its rights and obligations under this Agreement to any permitted assignee of its rights and obligations under the Stock Purchase Agreement and the Promissory Note, or transferring the Shares in compliance with applicable law, provided that the Shares shall remain subject to this Agreement.


                              _____________________________
                              Mark A. Speizer


                              JOEL FRANKLIN HERMAN TRUST


                              By:__________________________
                                  Howard L. Herman, Trustee


                              By:__________________________
                                  Bradley Herman, Trustee


                              CITY NATIONAL BANK


                              By:__________________________

                              Title:_______________________

                               SECURITY AGREEMENT
                                       AND
                                  STOCK PLEDGE

     This SECURITY AGREEMENT AND STOCK PLEDGE (this "Agreement") is made and entered into on May __, 1996, by and between Mark A. Speizer ("Pledgor"), Howard
L. Herman and Marcia E. Herman (together, "Secured Party"), and City National Bank ("Pledgeholder").

                                    RECITALS

     WHEREAS, Pledgor has purchased from Secured Party shares of Common Stock ("Common Stock") of National Insurance Group, a California corporation (the "Company") pursuant to an Option and Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 1, 1996, as amended; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor is obligated to Secured Party under a Promissory Note dated and executed concurrently herewith, and a Promissory Note to be executed and delivered pursuant to the Stock Purchase Agreement (together, the "Promissory Notes"), in the aggregate principal amount of $4,651,614.63; and

     WHEREAS, pursuant to the Stock Purchase Agreement, Pledgor and Secured Party have agreed that the Promissory Notes shall be secured by the pledge of 1,020,573 shares of Common Stock (the "Shares") including both shares purchased pursuant to the Stock Purchase Agreement and shares previously owned by the Pledgor.

     It is therefore agreed:

                                     PLEDGE

     1. Pledgor hereby pledges the Shares to Pledgeholder on behalf of Secured Party to secure payment of the Promissory Notes. The Shares have been delivered to and are being held by Pledgeholder pursuant to the Stock Purchase Agreement. Debtor delivers herewith to Pledgeholder forms of assignment for the Shares, separate from the certificate(s) and executed in blank, to be used to transfer the Shares on the books of the Company in accordance with terms and conditions of this Agreement in the event of the default by Pledgor under the Promissory Notes. Pledgeholder hereby acknowledges receipt of such Share certificate(s) and forms of assignment. Pledgor shall forthwith irrevocably instruct the Company to address all communications (including, without limitation, dividends and split shares) with respect to the Shares to Pledgor in care of Pledgeholder.

                           DISTRIBUTIONS ON THE SHARES

     2. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Notes, Pledgor shall have the right to receive all dividends and other distributions with respect to the Shares, subject to Paragraph 5 below. During the existence of any default (after passage of any applicable grace period), Secured Party shall have the right to receive all such dividends and distributions in an amount necessary to pay overdue interest and then to reduce principal on the Promissory Notes. Notwithstanding the foregoing, Pledgor shall cause the Company to give

Secured Party at least 15 days prior written notice of any cash dividend to be paid by the Company on or after May 1, 1998. Howard L. Herman, on behalf of Secured Party, shall have the right to determine whether the Security Ratio (as defined in the Stock Purchase Agreement) after payment of such dividend would be less than 1.25. If Pledgeholder receives written notice from Secured Party before the date the dividend is paid to stockholders that Secured Party believes the Security Ratio would be less than 1.25, Pledgeholder shall retain the cash dividend, and the parties shall conduct a Collateral Evaluation (as described in the Stock Purchase Agreement). Pledgeholder shall deliver the cash dividend pursuant to the instructions of Pledgor and Secured Party, with Secured Party entitled to receive any part of the cash dividend required for the Security Ratio to be at least 1.25, and Pledgor entitled to receive the remaining part of the cash dividend, if any. Any amount received by Secured Party shall be considered a prepayment under Paragraph 4 of the Promissory Notes. If Pledgeholder shall not have received such written notice by the date the dividend is paid to stockholders, Pledgeholder shall deliver such dividend to Pledgor.

                                  VOTING RIGHTS

     3. During the term of this pledge, and as long as the Pledgor is not in default (after passage of any applicable grace period) in the payment of the amounts due under the Promissory Notes, Pledgor shall have the right to vote the Shares on all matters.

                                 REPRESENTATIONS

     4. The Pledgor warrants and represents that it owns the Pledged Securities free and clear of all liens, charges, encumbrances and security interests of any kind (except the security interest created by this Agreement), that there are no restrictions on the transfer of any of the Pledged Securities, other than may appear on the face of the certificates.

                                   ADJUSTMENTS

     5. In the event that, during the term of this pledge, any distribution or exchange is made or declared in respect of the Shares, all new, substituted, and additional securities issued by reason of such distribution or exchange shall be held by the Pledgeholder in the same manner as the Shares originally pledged under this Agreement.

                 PAYMENT OF PROMISSORY NOTES; RELEASE OF SHARES

     6. Upon payment in full of the principal and interest due under the Promissory Notes, the Pledgeholder shall transfer the Shares (and any accompanying stock powers previously delivered by Pledgor) to Pledgor and this Agreement shall terminate.

                                     DEFAULT

     7. In the event that the Pledgor defaults in any payment of principal or interest due under the Promissory Notes (after passage of any grace or cure period provided for therein), Pledgeholder shall have the authority at the direction of the Secured Party to take all action necessary to transfer the Shares to Secured Party, subject to any required regulatory approvals, including, but not limited to, the approval of the California Department of Insurance. Secured Party shall notify Pledgeholder in writing of any such default (and the passage of any such grace or cure period), and shall send a copy of such notice to Pledgor. Pledgeholder shall then give Pledgor and Secured Party written notice of any actions it intends to take pursuant to this Section 7.

                         INDEMNIFICATION OF PLEDGEHOLDER

     8. In the event of any dispute or controversy between the Pledgor and Secured Party, Pledgeholder may interplead the security and/or file such proceedings for declaratory relief, or otherwise, as may be necessary or convenient to determine Pledgeholder's rights, duties and obligations, and the rights of the parties hereto, and any final judgment of any court of competent jurisdiction in this regard shall be final and binding on all the parties hereto. The expenses of Pledgeholder in connection therewith, including reasonable reimbursement for Pledgeholder's time at the minimum hourly rate normally billed by Pledgeholder as a fiduciary, shall be paid by the Pledgor. Secured Party and Pledgor hereby jointly and severally agree to hold Pledgeholder harmless from any and all liabilities Pledgeholder may sustain by reason of Pledgeholder's acting as Pledgeholder hereunder, other than liabilities due to Pledgeholder's gross negligence or willful misconduct.

                          CONFLICT OF INTEREST; WAIVER

     9. The parties hereto understand that Pledgeholder or its agents or employees may be involved in a conflict of interest in representing the various parties to this Agreement. Nevertheless, the parties hereto agree that Pledgeholder may properly serve as Pledgeholder hereunder and do hereby waive any claim of conflict of interest.

                             SUCCESSOR PLEDGEHOLDERS

     10. Pledgor and Secured Party may terminate the services of Pledgeholder as pledgeholder hereunder at any time by mutual agreement and substitute another pledgeholder. Pledgeholder shall execute such documents as may be necessary or convenient to substitute a successor Pledgeholder in place and stead of Pledgeholder and to deliver the documentation, including the share certificates representing the Shares to such successor pledgeholder. In the event that (a) either (i) Pledgeholder is adjudged bankrupt or insolvent, (ii) a receiver or other public officer takes charge of the Pledgeholder or its property, or (iii) Pledgeholder becomes incapable of acting, (b) there is no written agreement between Pledgor and Secured Party designating any other pledgeholder in the place and stead of Pledgeholder under such circumstances; and (c) subject to the mutual agreement of Pledgor and Secured Party at any time, in writing; there shall be substituted as successor pledgeholder any other pledgeholder in the place and stead of Pledgeholder.

                                  MISCELLANEOUS

     11. This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state by residence of such state. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the parties hereto. This Agreement shall be construed as if each party hereto was its author and each party hereby adopts the language of this party as if it were his or its own. Each term, clause and provision of this Agreement is separate and independent, and should any term, clause or provision of this Agreement be found to be invalid, the validity of the reigning terms and clauses and provision shall be effective. Each party covenants with the other that such party (and its successors and assigns) will execute and deliver all their and further instruments and take such other action as requesting party reasonably requires to carry into effective provisions of this Agreement. This Agreement constitutes the entire Agreement among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective heirs, administrators, representatives, executors, successors and assigns of the parties hereto; provided however, that no party may assign, sell, transfer in anyway convey his or its rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other parties, which may be withheld (reasonably or unreasonably) by the other parties in their sole limited discretion, provided that, without releasing Pledgor, nothing herein shall be deemed to prevent Pledgor from assigning its rights and obligations under this Agreement to any permitted assignee of its rights and obligations under the Stock Purchase Agreement and the Promissory Notes, or transferring the Shares in compliance with applicable law, provided that the Shares shall remain subject to this Agreement.


                              _____________________________
                              Mark A. Speizer





                              _____________________________
                              Howard L. Herman


                              _____________________________
                              Marcia E. Herman



                              CITY NATIONAL BANK


                              By:__________________________

                              Title:_______________________

                                                                   EXHIBIT 5

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK



          The undersigned, as holder of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoints Mark A. Speizer as proxy with full power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held after the date hereof (or any adjournment thereof).




Dated: May __, 1996                     ________________________
                                             Marcia E. Herman



                                        By:______________________
                                             Howard Herman,
                                             her attorney-in-fact

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK


          The undersigned, as holders of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoint Mark A. Speizer as proxy with full power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held after the date hereof (or any adjournment thereof).


                                   BRADLEY HERMAN AND BARBARA HERMAN,
                                   TENANTS IN COMMON


Dated: May __, 1996                ________________________________
                                        Bradley Herman


                                   By:_____________________________
                                        Howard Herman,
                                        His Attorney In Fact


Dated: May __, 1996                ________________________________
                                        Barbara Herman



                                   By: ____________________________
                                        Howard Herman,
                                        Her Attorney In Fact

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK



          The undersigned, as holders of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoint Mark A. Speizer as proxy with fUll power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held after the date hereof (or any adjournment thereof).


                                   BRADLEY HERMAN AND BARBARA HERMAN,
                                   JOINT TENANTS


Dated: May __, 1996
                                   __________________________________
                                        Bradley Herman



                                   By: ______________________________
                                        Howard Herman,
                                        His Attorney In Fact


Dated: May __, 1996                __________________________________
                                        Barbara Herman



                                   By:_______________________________
                                        Howard Herman,
                                        Her Attorney In Fact

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK



          The undersigned, as holder of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoints Mark A. Speizer as proxy with full power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held aFter the date hereof (or any adjournment thereof).





Dated: May __, 1996                __________________________________
                                        Bradley Lee Herman



                                   By: ______________________________
                                        Howard Herman,
                                        His Attorney In Fact

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK



          The undersigned, as holder of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoints Mark A. Speizer as proxy with full power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held after the date hereof (or any adjournment thereof).





Dated: May __, 1996                     ______________________________
                                             Bradley L. Herman



                                        By:___________________________
                                             Howard Herman,
                                             His Attorney In Fact

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK



          The undersigned, as holder of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoints Mark A. Speizer as proxy with fUll power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held after the date hereof (or any adjournment thereof).




Dated: May __ , 1996                         _______________________________
                                             Howard L. Herman

                            NATIONAL INSURANCE GROUP

                                IRREVOCABLE PROXY

                                  COMMON STOCK



          The undersigned, as holder of ________ shares of common stock of National Insurance Group, a California corporation (the "Company"), hereby irrevocably appoints Mark A. Speizer as proxy with fUll power of substitution to represent and to vote in his discretion all of the shares of common stock of the undersigned either (i) in any written action of shareholders or (ii) at any meeting of shareholders of the Company to be held after the date hereof (or any adjournment thereof).




                                   JOEL FRANKLIN HERMAN TRUST




Dated: May __, 1996                _________________________________
                                        Bradley L. Herman, Trustee


                                   By  _____________________________
                                        Howard Herman
                                        His Attorney in Fact


Dated: May __, 1996                _________________________________
                                        Howard L. Herman, Trustee

                                                                 EXHIBIT 6




                                CREDIT AGREEMENT



                                 By and Between:


                                 MARK A. SPEIZER


                                       and


                                  ARABELLA S.A.











                            Dated as of May 31, 1996

                                CREDIT AGREEMENT



                            Dated as of May 31, 1996


          THIS CREDIT AGREEMENT ("Agreement") is made and entered into by and between MARK A. SPEIZER, individually (the "Borrower"), and ARABELLA S.A., a company organized under the laws of Luxembourg (the "Lender"), with reference to the following agreed upon facts:

                                    RECITALS

          A. The Borrower has requested that the Lender provide the Borrower with an unsecured credit facility for the purpose of, among other things, assisting with the Borrower's acquisition of certain shares of common stock of National Insurance Group that are currently owned by the Herman Family (defined below).

          B. The Borrower and the Lender have each independently determined that it is in each of their best interests to enter into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing factual Recitals (which are hereby incorporated into this Agreement) and of the mutual covenants and conditions set forth below, the parties hereto hereby agree and covenant with each other as follows:

                                    ARTICLE 1

                                   DEFINITIONS

          1.1 DEFINED TERMS. As used in this Agreement, the following capitalized terms shall have the following respective defined meanings:

          "ADVANCE" means each of the advances to be made by the Lender to the Borrower pursuant to (i) Section 2.1 and (ii) the other terms and conditions of this Agreement.

          "BALANCE SHEET" shall mean the balance sheet submitted by the Borrower to Lender pertaining to the Borrower's assets and liabilities, dated as of April 30, 1996.

          "BUSINESS DAY" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to be closed.

          "CODE" means the Internal Revenue Code of 1986, as amended through the date of this Agreement, and the Regulations of the United States Treasury Department thereunder.

          "DEFAULT" means any event that, with the giving of notice or the passage of time or both, as applicable, would be an Event of Default.

          "DRAW DOWN TERMINATION DATE" has the meaning set forth in Paragraph "a" of Section 2.1.

          "EVENT OF DEFAULT" means any of the events described in Section 7.1.

          "EXECUTION DATE" means the date on which this Agreement is executed by the Borrower.

          "FISCAL QUARTER" means any one of the four quarters in a calendar year.

          "GOVERNMENTAL AGENCY" means: (a) any government, municipality or political subdivision thereof; (b) any governmental or quasi-governmental agency, authority, board, bureau, commission, department, instrumentality or public body (including but not limited to the California Department of Insurance); (c) any court, administrative tribunal or public utility; or (d) any central bank or comparable authority.

          "HERMAN FAMILY" shall mean, collectively, Howard L. Herman, Marcia E. Herman, Bradley Herman, Barbara Herman, and the Joel Franklin Herman Trust.

          "HERMAN INDEBTEDNESS" shall mean the indebtedness incurred by the Borrower in connection with the acquisition of the Herman Stock, as represented by the Herman Notes.

          "HERMAN NOTES" shall mean the promissory notes executed by Borrower in favor of members of the Herman Family, each dated May 31, 1996, and in the aggregate original principal amount of $5,580,292.

          "HERMAN STOCK" shall mean the 824,295 shares of common stock of National Insurance Group acquired by the Borrower, pursuant to the Stock Purchase Agreement, from members of the Herman Family.

          "INDEBTEDNESS" means: (a) all obligations of the Borrower for borrowed money (including but not limited to the Herman Indebtedness); (b) all obligations of the Borrower evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations of the Borrower in respect of letters of credit, letter of credit guaranties, bankers acceptances, interest rate swaps, controlled disbursement accounts, or other financial products; (c) all obligations under capital leases; (d) all obligations or liabilities of others secured by a lien or security interest on any property or asset of the

Borrower, irrespective of whether such obligation or liability is assumed; and
(e) any obligation of the Borrower guaranteeing or intended to guarantee (whether guaranteed, endorsed, co-made, discounted, or sold with recourse to the Borrower) any indebtedness, lease, dividend, letter of credit, or other obligation of any other Person.

          "INITIAL LENDER COMMITMENT" shall mean $4,200,000.00.

          "LAWS" means, collectively, all federal, state and local laws, rules, regulations, ordinances and codes, and all laws, rules, regulations, ordinances and codes of any other jurisdiction.

          "LENDER COMMITMENT" means the commitment of Lender to make Advances pursuant to Section 2.1; provided that (i) each Advance shall permanently reduce the amount of the Lender Commitment by a like amount, and (ii) at no time shall the principal amount of aggregate funded Advances exceed the Initial Lender Commitment.

          "LOAN DOCUMENTS" means, collectively, this Agreement and the Note, in each case as originally executed or as supplemented, modified or amended from time to time.

          "MATURITY DATE" means the date which is 364 days after the Execution Date.

          "NATIONAL INSURANCE GROUP INDEBTEDNESS" means (i) Herman Indebtedness and any other indebtedness owing to any other creditor that is secured by National Insurance Group Stock that exists as of the date of the first funding of an Advance under this Agreement, and (ii) any unpaid interest on the indebtedness described in clause "(i)" of this definition that is added to the principal amount of such indebtedness from time to time. It is understood and agreed that the shares of National Insurance Group Stock securing any portion of the National Insurance Group Indebtedness may be reallocated (as desired by the Borrower) among the various National Insurance Group Indebtedness owing from time to time.

          "NATIONAL INSURANCE GROUP STOCK" means all common stock or other securities issued by National Insurance Group that are now owned or hereafter acquired by the Borrower.

          "NOTE" means the promissory note (and any promissory note that may be issued in substitution or exchange therefor), executed as of even date herewith by the Borrower in favor of the Lender, in the original principal amount of the Initial Lender Commitment, as originally executed or as supplemented, modified or amended from time to time.

          "OBLIGATIONS" means all obligations of every nature of the Borrower from time to time owing to the Lender pursuant to the Loan Documents.

          "PERSON" means any entity, whether an individual, trustee, corporation, partnership, limited liability company, joint stock company, trust, unincorporated organization, bank, savings and loan association, business association or firm, joint venture, Governmental Agency or otherwise.

          "REQUEST FOR ADVANCE" means a written request for an Advance signed by the Borrower, in form and substance acceptable to the Lender.

          "STOCK PURCHASE AGREEMENT" means that certain Option and Stock Purchase Agreement, between Howard L. Herman, Marcia E. Herman, Bradley Herman, Barbara Herman, and the Joel Franklin Herman Trust, and the Borrower, dated as of May 1, 1996.

          "TO THE BEST KNOWLEDGE OF" means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable man in similar circumstances would have done) should have been known by the Person.

          1.2 USE OF DEFINED TERMS. Any defined term used in the plural shall refer to all members of the relevant class, and any defined term used in the singular shall refer to any number of the members of the relevant class.

          1.3 EXHIBITS. All exhibits to this Agreement, if any, as existing at the time of execution of this Agreement or as supplemented, modified or amended from time to time, are incorporated into this Agreement by this reference as though fully set forth herein.

          1.4 CROSS-REFERENCES. All references to specific Sections, Articles, Paragraphs, Recitals, and Exhibits shall be deemed references to the Sections, Articles, Paragraphs, Recitals, and Exhibits of this Agreement, unless such reference specifically or by context refers to a different document.


                                    ARTICLE 2

                                    ADVANCES

          2.1 ADVANCES AND BORROWING PROCEDURES.

               a. Subject to the terms and conditions set forth in this Agreement, at any time from the Execution Date through the date which is one day prior to the Maturity Date (the "Draw Down Termination Date"), the Lender shall make Advances to the Borrower in such principal amounts as the Borrower may request that do not exceed in the aggregate (together with all previously funded Advances) the Initial Lender Commitment. Any Advances repaid by the Borrower may not be reborrowed.

               b. The following procedure shall apply to all Advances: Not later than 12:00 noon, Los Angeles time, one (1) Business Days prior to the Business Day on which a proposed Advance is to be made pursuant to this
Section 2.1, the Lender must have received, at the Lender's office (at the address set forth on the signature page of this Agreement), a completed Request for Advance (or a non-written request confirmed within 24 hours in writing) specifying the date (which must be a Business Day) of the requested Advance and the amount of the requested Advance.

               c. Upon fulfillment of each of the applicable conditions set forth in Article 4, each Advance shall be remitted to the Borrower in accordance with instructions provided by the Borrower to the Lender in writing (or in non-written instructions promptly confirmed within 24 hours in writing).

               d. The principal amount of each Advance may not be more than the then current Lender Commitment .

               e.   Each Advance funded by the Lender in the manner provided in
Section 2.1 shall be evidenced by the Note.

               f.   Each Advance shall be used only for the following purposes:

                    (i) To pay all payments required of Borrower under the Stock Purchase Agreement, including but not limited to regularly scheduled payments of principal and interest and other fees and expenses that are due and owing from time to time under the Herman Indebtedness; and

                    (ii) To cover the costs and expenses of the Lender and Borrower described in Section 8.4.

          2.2 NO ADVANCES AFTER DRAW DOWN TERMINATION DATE. The Lender shall not be obligated to make any Advances after the earlier of (i) the Draw Down Termination Date, or (ii) the date on which the Lender Commitment has reached zero (0) due to prior fundings of Advances aggregating the Initial Lender Commitment.

                                    ARTICLE 3

                               INTEREST; PAYMENTS

          3.1 INTEREST. Interest shall accrue on the unpaid principal balance of the Obligations at the rate set forth in, and be due and payable in accordance with the terms of, the Note.

          3.2 PRINCIPAL.

               a. The principal balance of the Note shall be payable on the Maturity Date in accordance with the terms of the Note.

               b. The Borrower may not voluntarily prepay the principal of the Note at any time (except with the express written consent of the Lender).

          3.3 MANNER AND TREATMENT OF PAYMENTS.

               a. The amount of each payment under this Agreement or on the Note shall be made to the Lender in lawful money of the United States of America by wire transfer as follows:

          BANQUE PARIBAS (SUISSE) S.A.
          SUCCURSALE DE ZURICH
          98 BAHNHOFSTRASSE
          CH-8023 ZURICH
          ATTENTION MRS. ANDREA ZUGER
          TELEPHONE:  41 1 229 6270
          FACSIMILE:  41 1 29 6260

          @ CHASE MANHATTAN BANK, NEW YORK
          SWIFT CODE: CHASUS 33
          ACCOUNT 011 1 813961 - BANQUE PARIBAS (SUISSE) SA, GENF SWIFT CODE: PARBCHGG

          FOR ACCOUNT OF:  ARABELLA
          A/C#:  160036R001

All payments received by the Lender from the Borrower after 12:00 noon, Los Angeles time, on a Business Day, or on a day which is not a Business Day, shall be deemed received on the next succeeding Business Day.

               b. Whenever any payment to be made pursuant to this Agreement or on the Note is due on a day that is not a Business Day, payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest.

               c. The Lender shall keep a record of Advances made by the Lender and payments of principal with respect to the Note, and such record shall be presumptive evidence of the principal amount owing under the Note.

               d. Each payment of principal and interest and all other amounts payable by the Borrower under this Agreement and the other Loan Documents shall be made free and clear of, and without reduction by reason of, any taxes, assessments or other charges imposed by any Governmental Agency (except as provided in Section 3.4).

               e. The Borrower shall make all payments required under the Loan Documents regardless of any defense, setoff or counterclaim, including, without limitation, any defense, setoff or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Agency and which may adversely affect the Borrower's obligation to make, or the right of the holder of the Note or the obligee under any other Loan Document to receive, such payments.

               f. All sums paid by the Borrower in connection with the Loan Documents shall be applied first to sums, other than principal and interest, due pursuant to the Loan Documents, next to accrued but unpaid interest on the Obligations, and the balance, if any, to principal of the Obligations; provided, however, that Lender may at its option refuse to accept any prepayment not otherwise permitted under this Agreement.

          3.4  TRANSFER OF RIGHT TO RECEIVE PAYMENTS.

               a. The Borrower shall maintain a written record of the parties entitled to receive payments of interest and principal contemplated by this Agreement. Notwithstanding any provision to the contrary herein or in the other Loan Documents, the right to receive principal and interest under this Agreement may only be transferred if the Lender shall surrender this Agreement to the Borrower, and the Borrower shall promptly reissue this Agreement to the Lender's assignee, in favor of such assignee. This Agreement may not be transferred to, or otherwise indorsed, in favor of bearer, nor may it be indorsed in blank. No transfer or assignment of the Lender's (or Lender's assignee's) rights or obligations under the Loan Documents shall be effective unless and until such subsequent assignee has acquired title in the manner provided in this Section 3.4(a).

               b. Prior to making any payments hereunder, the Borrower shall ascertain whether it is obligated under Code section 1441 to withhold in respect of any such payment. If requested by the Borrower, the Lender (and all transferees of the Lender (if any)) shall execute and deliver a United States Internal Revenue Service Form W-8 Certificate of Foreign Status to the Borrower certifying that such Person is a foreign entity that is not subject to United States information return reporting or withholding rules. In the event that the Borrower has determined that withholding is required, and the Lender (or its transferee (if any) claims the benefits of any applicable tax treaty providing for a reduced rate of withholding, the Lender shall execute and deliver to the Borrower Internal Revenue Service Form 1001. The Lender (and its transferee (if any)), shall notify the Borrower of any loss of, or change in, Lender's (or such transferee's) its exempt status.

               c. The Lender and its transferees agree to indemnify the Borrower for any tax, interest, or penalty loss imposed on the Borrower in the event that any taxing authority determines that the Borrower is or was required to withhold with respect to any payment made hereunder. However, the previous sentence shall not apply to any tax, interest or penalty imposed after the Borrower has either been notified by any taxing authority that withholding is required, or after the Lender (or its transferee) has informed the Borrower that the Lender (or its transferee) is no longer exempt from withholding. In that event, the Lender (or such transferee) shall not be liable for interest and penalties imposed by any taxing authority that arise out of the Borrower's failure to withhold. If the Borrower fails to withhold the necessary amount from any subsequent payment, the Borrower's only remedy shall be to withhold tax on any subsequent payments, or to obtain reimbursement for the tax only.


                                    ARTICLE 4

                                   CONDITIONS

          4.1 CONDITIONS FOR EFFECTIVENESS OF THIS AGREEMENT. The effectiveness of this Agreement is subject to satisfaction of the following conditions precedent (which are for the Lender's benefit only):

               a. That the Lender shall have received all of the following documents, each dated as of the Execution Date (unless otherwise specified), and all in form and substance satisfactory to the Lender:

                    (i)       This Agreement;

                    (ii)      The Note;

                    (iii) Such additional agreements, certificates, reports, approvals, instruments, documents and consents as the Lender may reasonably request.

               b. All regulatory and other governmental approvals and consents (or exemption therefrom) shall have been obtained from the California Department of Insurance in order for the Borrower to acquire the Herman Stock.

               c. The acquisition of the Herman Stock shall "close" concurrently with the effectiveness of this Agreement (on terms satisfactory to Lender).

          4.2 CONDITIONS FOR ANY ADVANCE. The obligation of the Lender to make any Advance is subject to the following conditions precedent:

               a. The representations and warranties contained in herein shall be correct on and as of the date of the Advance as though made on and as of that date, no Event of Default shall have occurred (other than Events of Default that have been waived by the Lender in its sole and absolute discretion), and no Default shall have occurred and remain uncured;

               b. The Advance shall be in conformity with all borrowing procedures set forth in Section 2.1 and elsewhere in this Agreement; and

               c. The Borrower shall, at his sole expense, deliver or cause to be delivered to the Lender, in form and substance reasonably satisfactory to the Lender, a Request for Advance, as required by Section 2.1, certifying as to the matters set forth in Paragraphs "a" and "b" of this Section 4.2, and any non-written request for the Advance shall be deemed to be a certification by the Borrower as to the matters set forth in Paragraphs "a" and "b" of this Section 4.2.


                                    ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF THE BORROWER

          The Borrower represents and warrants to the Lender that:

          5.1 EXECUTION, DELIVERY AND PERFORMANCE OF LOAN DOCUMENTS.

               a. The Borrower has all requisite power and authority to execute and deliver, and to perform all of his obligations under, the Loan Documents.

               b. The execution and delivery by the Borrower of, and the performance by the Borrower of each of his obligations under, each Loan Document will not:

                    (i) require any consent or approval not heretofore obtained of any officer, director, stockholder, security holder or creditor of National Insurance Group, or of any Governmental Agency;

                    (ii) violate any provision of any order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower; or

                    (iii) result in a breach of or constitute a default under, or cause or permit the acceleration of any obligation owed under, any indenture or loan or credit agreement or any other material agreement, lease or instrument to which the Borrower is a party or by which the Borrower or any property of the Borrower is bound or affected.

               c. The Borrower is not in default under any order, writ, judgment, injunction, decree, determination, award, indenture, agreement, lease or instrument described in subparagraphs (ii) or (iii) of Paragraph b of this
Section 5.1 in any respect that is materially adverse to the interests of the Lender, or that could materially impair the ability of the Borrower to perform obligations under the Loan Documents, or that has a material adverse effect on the business or financial condition of the Borrower.

               d. Other than approvals (or exemptions therefrom) already obtained by the Borrower, to Borrower's knowledge, no authorization, consent, approval, order, license, permit or exemption from, or filing, registration or qualification with, any Governmental Agency is or will be required under applicable Law to authorize or permit (i) the execution and delivery by the Borrower of, and the performance by the Borrower of all of his obligations under, each Loan Document, or (ii) the acquisition by the Borrower of the Herman Stock.

               e. Each of the Loan Documents, when executed and delivered, will constitute the legal, valid and binding obligations of the Borrower enforceable against him in accordance with its terms.

          5.2 COMPLIANCE WITH LAWS AND OTHER REQUIREMENTS. To Borrower's knowledge, the Borrower is in compliance with all Laws and other requirements applicable to his businesses and has obtained all authorizations, consents, approvals, orders, licenses, permits and exemptions from, and have accomplished all filings, registrations or qualifications with, any Governmental Agency that are necessary for the transaction of his businesses, EXCEPT where the failure to be in such compliance, obtain such authorizations, consents, approvals, orders, licenses, permits or exemptions, or accomplish such filings, registrations or qualifications is not materially adverse to the interests of the Lender, and does not materially impair the ability of the Borrower to perform his obligations, under the Loan Documents, and does not have a material adverse effect on the business or financial condition of the Borrower. Without limiting the generality of the foregoing, the Borrower has obtained (or will obtain prior to requesting any Advances under this Agreement) all regulatory and other governmental approvals or exemptions therefrom required to acquire the Herman Stock, including, but not limited to, all approvals and/or consents or exemptions therefrom of the California Department of Insurance.

          5.3 FINANCIAL INFORMATION. The Balance Sheet fairly presents the financial position of the Borrower as at the date thereof.

          5.4 NO MATERIAL ADVERSE CHANGE. Except with respect to the incurrence of the Herman Indebtedness or the Borrower's obligations under the Stock Purchase Agreement, there has been no material adverse change in the condition, financial or otherwise, of the Borrower since the date of the financial information described in Section 5.3, and the Borrower does not have any material liability or, to the best knowledge of the Borrower, material contingent liability, not reflected or disclosed in the financial information described in Section 5.3.

          5.5 TAX LIABILITY. The Borrower has filed all tax returns (federal, state and local), if any, required to be filed by him and has paid all taxes shown thereon to be due and all property taxes due, including interest and penalties, if any.

          5.6 LITIGATION. There are no actions, suits or proceedings pending or, to the best knowledge of the Borrower, threatened against or affecting the Borrower or any property of the Borrower, before any Governmental Agency which, if determined adversely to the Borrower, could have a material adverse effect on the interests of the Lender, or could materially impair the ability of the Borrower to perform his obligations, under the Loan Documents, or could have a material adverse effect on the business or financial condition of the Borrower.

          5.7 NO DEFAULT. No Event of Default has occurred, and no event has occurred and is continuing that is a Default.


                                    ARTICLE 6

                            COVENANTS OF THE BORROWER

          As long as the Note remains unpaid or any Obligation remains owing or the Lender Commitment remains in effect:

          6.1 PAYMENT OF TAXES. The Borrower shall pay and discharge promptly all taxes, assessments and governmental charges or levies imposed upon him, upon his property or any part thereof, upon his income or profits or any part thereof, or upon any right or interest of the Lender under or with respect to any Loan Document, EXCEPT that the Borrower shall not be required to pay or cause to be paid (a) any income or gross receipts tax generally applicable to creditors and imposed on the Lender, or (b) any tax, assessment, charge or levy that is not yet past due, or being actively contested in good faith by appropriate proceedings, as long as the Borrower has established and maintains adequate reserves for the payment of the same and, by reason of nonpayment, no property of the Borrower is in danger of being lost or forfeited.

          6.2 PRESERVATION OF EXISTENCE. The Borrower shall preserve and maintain all authorizations, consents, approvals, orders, licenses, permits or exemptions from, or registrations or qualifications with, any Governmental Agency that are necessary for the transaction of his business, noncompliance with which might materially adversely affect the business or financial condition of the Borrower.

          6.3 COMPLIANCE WITH LAWS AND OTHER REQUIREMENTS. The Borrower shall comply with the requirements of all applicable Laws and orders of any Governmental Agency, noncompliance with which might materially adversely affect the business or financial condition of the Borrower.

          6.4 REPORTING REQUIREMENTS. The Borrower shall cause to be delivered to the Lender, in form and detail reasonably satisfactory to the Lender:

               a.   As soon as practicable and in any event within fifteen
(15) days after the occurrence of a Default or Event of Default becomes known to the Borrower, a written statement setting forth the nature of the Default or Event of Default and the action that the Borrower proposes to take with respect thereto;

               b.   As soon as available and in any event within fifteen
(15) days after the end of each Fiscal Quarter, a balance sheet of the Borrower as of the end of the Fiscal Quarter most recently ended;

               c. Promptly upon the Borrower learning thereof, notice in writing of any action, suit or proceeding before any Governmental Agency which, if determined adversely to the Borrower, could have a material adverse effect on the business, assets, operation or condition, financial or otherwise, of the Borrower or could impair the ability of the Borrower to perform his obligations under the Loan Documents;

               d. Within ten (10) Business Days after submission by the Borrower of any report or filing to the Securities and Exchange Commission, copies of the same; and

               e. As promptly as reasonably possible following request therefor, such other information about the business, assets, operation or condition, financial or otherwise, of the Borrower as the Lender from time to time reasonably may request (provided that the Lender shall not request such other information more frequently than once per calendar quarter).

          6.5 DISPOSITION OF MATERIAL ASSETS. The Borrower shall (i) not pledge or grant a security interest in, or otherwise permit to exist any lien or encumbrance on, any material asset of the Borrower, except security interests or liens existing as of the date of this Agreement (and security interests and liens that are replacements of such liens to the extent that the Indebtedness secured by such liens is refinanced and so long as the replacement security interests or liens attach to only those assets or property that originally secured such

Indebtedness), and (ii) except for security interests and liens permitted under clause (i), defend the Borrower's material assets against any and all liens, charges, security interests and other encumbrances, howsoever arising. The Borrower shall NOT (i) grant or issue any warrants, options, or other rights to purchase any of the Borrower's material assets or any portion thereof to any Person, (ii) enter into any shareholders, buy-sell, voting trust, or similar agreement affecting the Borrower's material assets, or (iii) sell, lease, loan, transfer, or otherwise dispose of (whether in one transaction or in a series of transactions and whether voluntarily or involuntarily), or contract to sell, lease, loan, transfer, or otherwise dispose of any of the Borrower's material assets, except that the Borrower, during each calendar year, may sell or otherwise transfer up to $10,000 worth of the Borrower's assets to his wife and up to $10,000 worth of the Borrower's assets to each of his two children.

          6.6 MODIFICATIONS TO NATIONAL INSURANCE GROUP INDEBTEDNESS. The Borrower shall not agree or consent to any changes or modifications to any National Insurance Group Indebtedness, except refinancings, renewals, or extensions of the National Insurance Group Indebtedness (and continuance or renewal of any liens associated therewith) so long as: (i) the terms and conditions of such refinancings, renewals, or extensions do not materially impair the prospects of repayment of the Obligations by the Borrower, (ii) such refinancings, renewals, or extensions do not result in an increase in the aggregate principal amount of the National Insurance Group Indebtedness so refinanced, renewed, or extended, and (iii) such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity of the National Insurance Group Indebtedness so refinanced, renewed, or extended; provided that, if any of the National Insurance Group Indebtedness matures without being renewed (in the normal course, absent a default), and the Borrower is unable to satisfy clause (i), (ii), and (iii) of this Section 6.6, then Borrower shall be entitled to refinance such National Insurance Group Indebtedness on whatever terms are available to the Borrower at the time of such non-renewal.

          6.7 NOTICE OF DEFAULTS UNDER OTHER INDEBTEDNESS. The Borrower shall notify the Lender within five (5) Business Days of any "default" or "event of default" that occurs with respect to any Indebtedness.

          6.8 LIFE INSURANCE. Within one hundred and twenty days (120) after the date of the Stock Purchase Agreement, the Borrower shall procure from a major insurance company rated A or better by Best's, or an equivalent rating by Standard & Poor's or Moody's Investors Service (or any other insurer satisfactory to the Lender), life insurance policies (the "Policies") insuring the Borrower's life, naming the Lender as beneficiary, and with a term or terms that extend beyond the Maturity Date. Any proceeds collected from the Policies shall be applied first towards payment of unpaid interest and then to payment of outstanding principal of the Obligations until the Obligations are paid and discharged in full. The Policies, in the aggregate, shall provide a level term death benefit of at least $5,000,000 so long as the Obligations remain outstanding.

                                    ARTICLE 7

                   EVENTS OF DEFAULT AND REMEDIES UPON DEFAULT

          7.1 EVENTS OF DEFAULT. The occurrence of any one or more of the following events, whatever the reason therefor, shall constitute an Event of Default under this Agreement:

               a. A failure by the Borrower to pay the principal of or interest on the Note or any portion thereof when due; or

               b. A failure by the Borrower to pay any other amount payable by the Borrower under the Loan Documents, within three (3) days after the date when due as provided herein or therein; or

               c. A failure by the Borrower to perform or observe any term, covenant or agreement contained in any Loan Document on his part to be performed or observed and such failure shall continue for more than thirty (30) calendar days after notice of such failure is given by the Lender to the Borrower, unless such failure is of such a nature that it cannot be cured within such thirty
(30) day period and the Borrower commences action to cure such failure within such thirty (30) day period and thereafter diligently and continuously prosecutes such action to completion within sixty (60) calendar days after notice of such failure is given by the Lender to the Borrower; or

               d. Any representation or warranty in any Loan Document or in any certificate, agreement, instrument or other document made or delivered by Borrower to Lender pursuant to any Loan Document proves to have been incorrect when made; or

               e. Any Loan Document, at any time after his execution and delivery and for any reason other than the agreement of the Lender or satisfaction in full of all Obligations, ceases to be in full force and effect or is declared to be null and void by a court of competent jurisdiction; or the validity or enforceability thereof is contested in a judicial proceeding by the Borrower; or the Borrower denies that he has any or continuing liability or obligation under any Loan Document, unless all Obligations of the Borrower thereunder have been fully paid and performed; or

               f. The Borrower shall fail to pay when due (or within any stated grace period), whether at the stated maturity, upon acceleration, by reason of required prepayment or otherwise, the principal or any principal installment of, or any interest on, any present or future National Insurance Group Indebtedness; or

               g. The Borrower is the subject of an order for relief by the bankruptcy court, or is unable or admits in writing his inability to pay his debts as they mature or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for him or for all or any part of his business or property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of the Borrower and the appointment continues undischarged or unstayed for forty-five (45) calendar days; or institutes or consents to any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, custodianship, conservatorship, liquidation, rehabilitation or similar proceeding relating to him or to all or any part of his business or property under the laws of any jurisdiction; or any similar proceeding is instituted without the consent of the Borrower (including, but not limited, any action is taken by any Governmental Agency that has a material adverse effect on the business, operations or property of the Borrower) and continues undismissed or unstayed for forty-five (45) calendar days; or any judgment, writ, warrant of attachment or execution or similar process is issued or levied against all or any part of the property of the Borrower and is not released, vacated or fully bonded within forty-five (45) calendar days after its issue or levy.

          7.2 REMEDIES UPON EVENT OF DEFAULT.

               a. Upon the occurrence of any Event of Default, all commitments to make Advances and all other obligations of the Lender and all rights of the Borrower under the Loan Documents will terminate without notice to or demand upon the Borrower, which are expressly waived by the Borrower.

               b. Upon the occurrence of any Event of Default, the Lender, without notice to or demand upon the Borrower, which are expressly waived by the Borrower, may proceed to protect, exercise and enforce its rights and remedies under the Loan Documents against the Borrower and such other rights and remedies as are provided by law or equity; provided, however, that Lender shall not be entitled to accelerate the principal balance of the Obligations or any accrued and unpaid interest thereon, except as provided in Paragraph "d" of this Section 7.2.

               c. The order and manner in which the Lender's rights and remedies are to be exercised shall be determined by the Lender in its sole discretion. Regardless of how the Lender may treat payments received by it for the purpose of its own accounting, for the purpose of computing the Borrower's obligations under this Agreement and under the Note, all moneys collected or received by the Lender on account of the Obligations, directly or indirectly, shall be applied in the following order of priority:

                    (i) to the payment of all proper and reasonable costs and expenses of the Lender incurred in the exercise of the Lender's rights and remedies (including attorneys' fees and disbursements and the allocated costs and expenses of in-house legal and other professional services); and

                    (ii) to the Obligations in any order selected by the Lender.

No application of the payments will cure any Event of Default or prevent the exercise, or continued exercise, of rights or remedies of the Lender under this Agreement or under Law.

               d. Upon the occurrence of any event that would be an Event of Default under Paragraph "g" of Section 7.1 with the passage of time, the principal balance of the Obligations, all accrued and unpaid interest thereon, and any other sums owing in connection with the Loan Documents shall be automatically accelerated without notice to or demand on the Borrower, and the Lender may take such other actions as it deems necessary to protect the interests of the Lender under the Loan Documents and to collect the Obligations.


                                    ARTICLE 8

                                  MISCELLANEOUS

          8.1 AMENDMENTS; CONSENTS. No amendment, modification, supplement, termination or waiver of any provision of this Agreement or any other Loan Document, no approval or consent thereunder, and no consent to any departure by the Borrower therefrom, may in any event be effective unless in writing signed by the Lender (and, in the case of amendments, modifications or supplements, the approval in writing of the Borrower and the Lender), and then only in the specific instance and for the specific purpose given.

          8.2 CUMULATIVE REMEDIES; NO WAIVER. Except as expressly provided in this Agreement to the contrary, the rights, powers and remedies of the Lender provided in this Agreement or in the Note or any other Loan Document are cumulative and not exclusive of any right, power or remedy provided by law or equity. No failure or delay on the part of the Lender in exercising any right, power or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of the same or any other right, power or remedy.

          8.3 NO PARTNERSHIP OR JOINT VENTURE. The execution of this Agreement and the other Loan Documents shall not be construed, deemed or alleged to be the formation of a partnership or joint venture between the Lender and the Borrower, and the Lender shall not be liable to any other person or entity arising in connection with the Obligations or any transaction connected herewith nor shall the Lender have any fiduciary obligations to the Borrower. The Lender shall have and may exercise such powers as are specifically delegated to the Lender under this Agreement, at law, or in equity.

          8.4 COSTS, EXPENSES AND TAXES. The Borrower shall pay on the Maturity Date, the reasonable costs and expenses of the Lender in connection with the negotiation, preparation, execution, delivery, administration (exclusive of general overhead expenses), amendment, waiver and enforcement of this Agreement and any other Loan Document and any matter related thereto, and any litigation or dispute with respect thereto (including any bankruptcy or similar proceedings), including without limitation the reasonable fees and out-of-pocket expenses of any legal counsel, independent public accountants and other outside experts. Notwithstanding the Borrower's obligation to pay the foregoing costs and expenses on the Maturity Date, such costs and expenses shall accrue interest at the rate set forth in the Note from the date that such costs and expenses were incurred by the Lender (and such interest shall also be due and payable on the Maturity Date). With respect to costs and expenses incurred by the Borrower and/or the Lender in connection with the negotiation, preparation, execution, delivery and amendment of the Stock Purchase Agreement, this Agreement and any other Loan Document and the transactions contemplated thereunder, the Borrower may request an Advance to pay such costs and expenses (provided that the other terms and conditions set forth in this Agreement are satisfied). With respect to any litigation, arbitration or reference between the parties hereto in connection with any Loan Document, the losing party shall pay to the prevailing party the reasonable fees and out-of-pocket expenses of legal counsel to the prevailing party in connection therewith. The Borrower shall pay any and all documentary and other taxes (other than income or gross receipts taxes) and all costs, expenses, fees and charges payable or determined to be payable in connection with the execution, delivery, filing or recording of this Agreement, any other Loan Document or any other instrument or writing to be delivered hereunder or thereunder, or in connection with any transaction pursuant hereto or thereto, and shall (except as provided in Section 3.4(c)) reimburse, hold harmless and indemnify the Lender from and against any and all loss, liability or legal or other expense with respect to or resulting from any delay in paying or failure to pay any tax, cost, expense, fee or charge or that any of them may suffer or incur by reason of the failure of the Borrower to perform any of his obligations under this Agreement or any other Loan Document. Any amount payable to the Lender under this Section 8.4 shall, from the date of demand for payment, and any other amount payable to the Lender under the Loan Documents which is not paid when due or within any applicable grace period shall, thereafter, bear interest at the rate set forth in the Note and be payable on demand.

          8.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties of the Borrower contained in this Agreement or in any other Loan Document, or in any certificate or other writing delivered by or on behalf of the Borrower pursuant to any Loan Document, will survive the making and repayment of the loans under this Agreement and the execution and delivery of the Note, and have been or will be relied upon by the Lender, notwithstanding any investigation made by or on behalf of the Lender.

          8.6 NOTICES.  Except as otherwise provided in  Articles 2 and 3:
(a) all notices, requests, demands, directions and other communications provided for under this Agreement and under any other Loan Document must be in writing and must be mailed, telegraphed, delivered or sent by telex, cable, or telecopier to the appropriate party at the address set forth in the signature pages of this Agreement or, as to any party, at any other address as may be designated by it in a written notice sent to all other parties in accordance with this Section 8.6; and (b) any notice, request, demand, direction or other communication given by telex or telecopier must be confirmed within forty-eight
(48) hours by letter mailed
or delivered to the appropriate party at its respective address. Except as otherwise provided in Articles 2 and 3, if any notice, request, demand, direction or other communication is given by mail it will be effective on the earlier of receipt or the fourth calendar day after deposit in the United States mails with first class or airmail postage prepaid; if given by telex, when sent; if given by telecopier, when received; or if given by personal delivery, when delivered.

          8.7 COUNTERPARTS; EXECUTION AND ACCEPTANCE. This Agreement and any other Loan Document may be executed in any number of identical counterparts and any party hereto or thereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this Agreement or any other Loan Document, as the case may be, taken together will be deemed to be but one and the same instrument. The execution of this Agreement or any other Loan Document by any party hereto or thereto will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto.

          8.8 BINDING EFFECT; ASSIGNMENT. This Agreement and the other Loan Documents will be binding upon and inure to the benefit of the Borrower and the Lender, and their successors and assigns. The Borrower shall have the right to assign its rights and obligations under this Agreement and the other Loan Documents to any Person with the consent of the Lender (which consent shall not be unreasonably withheld). The Lender shall have the right to assign its rights and obligations under this Agreement and the other Loan Documents to any Person provided the provisions of Section 3.4 are complied with. Upon such an assignment, the Borrower shall thereafter be released from its obligations under this Agreement and the other Loan Documents and such assignment shall effect a novation between Lender and such third party.

          8.9 INDEMNITY BY THE BORROWER.

               a. The Borrower agrees to indemnify, save, protect, and hold harmless the Lender and its directors, officers, agents, attorneys and employees (collectively, "indemnitees") from and against: (i) any and all claims, demands, actions or causes of action that are asserted against any indemnitee by any Person if the claim, demand, action or cause of action directly or indirectly relates to a claim, demand, action or cause of action that the Person has or asserts against the Borrower and arises out of or relates to the relationship between the Borrower and the Lender under any of the Loan Documents or the transactions contemplated hereby; and (ii) any and all liabilities, losses, costs or expenses (including attorneys' fees and disbursements and reasonably estimated allocated costs and expenses of in-house legal counsel and legal staff and other professional services) that any indemnitee suffers or incurs as a result of the assertion of any foregoing claim, demand, action or cause of action; PROVIDED that no indemnitee shall be entitled to indemnification for any claims, demands, action, causes of action, liabilities, losses, costs, or expenses caused by its own gross negligence or misconduct.

               b. If any proceeding shall be brought or asserted against any indemnitee in respect of which indemnity may be sought from the Borrower hereunder, such indemnitee promptly shall notify the Borrower in writing, and the Borrower shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the indemnitee and the payment of all fees and expenses incurred in connection with the defense thereof; PROVIDED, that the failure of any indemnitee to give such notice shall not relieve the Borrower of his obligations pursuant to this Agreement except to the extent that it shall be determined by a court of competent jurisdiction that such failure shall have materially and adversely prejudiced the Borrower.

          Any such indemnitee shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnitee unless: (1) the Borrower has agreed to pay such fees and expenses; or (2) the Borrower shall have failed promptly to assume the defense of such action, claim or proceeding and to employ counsel reasonably satisfactory to such indemnitee in any such action, claim or proceeding; or (3) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnitee and the Borrower, and such indemnitee shall have been advised in writing by counsel that a conflict of interest may exist if such counsel represents such indemnitee and the Borrower (and in the case of any of (1), (2) or (3), if such indemnitee notifies the Borrower in writing that it elects to employ separate counsel at the expense of the Borrower, the Borrower shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Borrower). No indemnitee will be subject to any liability for any settlement made without its consent. The Borrower shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnitee of a release, in form and substance reasonably satisfactory to the indemnitee, from all liability in respect of such action, claim or proceeding for which such indemnitee would be entitled to indemnification hereunder (whether or not any indemnitee is a party thereto). All fees and expenses of the indemnitee (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such action or proceeding in a manner not inconsistent with this Section 8.9) shall be paid to the indemnitee, as incurred, upon written notice thereof to the Borrower (regardless of whether it is ultimately determined that an indemnitee is not entitled to indemnification hereunder); PROVIDED, that the Borrower may require such indemnitee to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined by a court of competent jurisdiction (which determination is not subject to appeal or review) that such indemnitee is not entitled to indemnification hereunder.

Any obligation or liability of the Borrower to any indemnitee under this
Section 8.9 shall survive the expiration or termination of this Agreement and the repayment of all Advances and all other Obligations owed to the Lender.

          8.10 NONLIABILITY OF LENDER. The Borrower acknowledges and agrees that by accepting or approving anything required to be observed, performed, fulfilled or given to the

Lender pursuant to the Loan Documents, including any certificate or financial statement, the Lender shall not be deemed to have warranted or represented the legality, sufficiency, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval shall not constitute a warranty or representation to anyone with respect thereto by the Lender.

          8.11 NO THIRD PARTIES BENEFITED. This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower and the Lender, and is made for the sole protection of the Borrower and the Lender, and the Lender's successors and assigns. No other Person shall have any rights of any nature hereunder or by reason hereof (except for assignees of the Borrower that were consented to by the Lender in accordance with Section 8.8 or assignees of the Lender with respect to assignments that complied with provisions of Section 3.4).

          8.12 CONFIDENTIALITY. The Lender shall hold any confidential information which it may receive from the Borrower pursuant to this Agreement in confidence, except for disclosure (i) to legal counsel, accountants and other professional advisors to the Lender, (ii) to regulatory officials having jurisdiction over the Lender, and (iii) as required by Law or legal process or in connection with any legal proceeding to which the Lender is a party.

          8.13 FURTHER ASSURANCES. Subject to Section 8.4, the Borrower shall, at his expense and without expense to the Lender, execute and deliver such further acts and documents as the Lender from time to time reasonably requires for the assuring and confirming unto the Lender the rights hereby created or intended now or hereafter so to be, or for carrying out the intention or facilitating the performance of the terms of any Loan Document.

          8.14 INTEGRATION. This Agreement, together with the other Loan Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and supersedes all prior agreements, written or oral, on the subject matter hereof.

          8.15 GOVERNING LAW. The Loan Documents shall be governed by, and construed and enforced in accordance with, the internal laws of California (without reference to conflicts of law rules or principles).

          8.16 SEVERABILITY OF PROVISIONS. Any provision in any Loan Document that is held to be inoperative, unenforceable or invalid as to any party or in any jurisdiction shall, as to that party or jurisdiction, be inoperative, unenforceable or invalid without affecting the remaining provisions or the operation, enforceability or validity of that provision as to any other party or in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

          8.17 HEADINGS. Article, Section, and Paragraph headings set forth in this Agreement and the other Loan Documents, and titles or headings of any Loan Documents or exhibits thereto, are included for convenience of reference only and are not part of this Agreement or the other Loan Documents for any other purpose.

          8.18 TIME OF THE ESSENCE.  Time is of the essence of the Loan
Documents.

          IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the Execution Date.


Date Signed:  May 31, 1996              _____________________________
                                   MARK A. SPEIZER, INDIVIDUALLY

                                   Address:  514 Roehampton Road
                                             Hillsborough, California  94010

                                   Telephone:  (415) 342-8779
                                   Telecopier: (   )


                                   ARABELLA S.A., A COMPANY ORGANIZED UNDER THE
                                   LAWS OF LUXEMBOURG

                                   By:______________________________
                                   Print Name:  Robert T. Tucker
                                   Title:  Attorney-in-Fact

                                   Address:  61 Purchase Street
                                             Rye, New York  10580

                                   Telephone:  (914) 967-8105
                                   Telecopier: (914) 967-8161

                                                                   EXHIBIT 7

                                 PROMISSORY NOTE


$4,200,000.00                                            Los Angeles, California
                                                                    May 31, 1996


          FOR VALUE RECEIVED, the undersigned hereby promises to pay to ARABELLA S.A., a company organized under the laws of Luxembourg ("Lender"), or order, at 35 Rue Glesener, L-1361 Luxembourg, R.C. Luxembourg, N.B. 49756 or at such other address as the holder of this Promissory Note ("Note") may specify in writing, the principal sum of FOUR MILLION TWO HUNDRED THOUSAND DOLLARS ($4,200,000.00) or, if less, the then outstanding principal amount of the Advances made to the undersigned by Lender pursuant to that certain Credit Agreement, dated as of even date herewith, between the undersigned and Lender (as hereafter amended, restated, supplemented, or modified from time to time, the "Agreement," the provisions of which are incorporated herein by reference), PLUS interest in the manner and upon the terms and conditions set forth below. This Note is made pursuant to the Agreement. All references to "Lender" in this Note shall mean Lender and its successors and assigns. All reference to the "undersigned" in this Note shall mean the undersigned and its successors and assigns.

          1.   RATE OF INTEREST

          The principal balance of this Note shall bear interest from the date hereof at a fixed rate per annum equal to ten percent (10%). Interest charged on this Note shall be computed on the basis of a three hundred sixty five (365) day year for actual days elapsed.

          In no event shall the interest rate or rates payable under this Note, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. The undersigned and Lender intend legally to agree upon the rate or rates of interest (and the other amounts paid in connection herewith) and manner of payment stated within this Note; provided, however, that anything contained herein to the contrary notwithstanding, if said interest rate or rates of interest (or other amounts paid in connection herewith) or the manner of payment exceeds the maximum allowable under applicable law, then, ipso facto as of the date of this Note, the undersigned is and shall be liable only for the payment of such maximum as allowed by law, and payment received from the undersigned in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of this Note to the extent of such excess.

          2.   SCHEDULE OF PAYMENTS

          Principal and interest under this Note, together with all other sums owing in connection with this Note, shall be due and payable on May 31, 1997.

          3.   PREPAYMENT

          Voluntary prepayments of the principal balance of this Note, or interest accruing thereon, shall NOT be permitted at any time (except with the express written consent of the Lender).

          4.   ADDITIONAL RIGHTS OF HOLDER

          If any interest hereunder is not paid when due, in addition to the other rights set forth herein, in the Agreement, and under law, the holder shall have the right to compound interest by adding the unpaid interest to principal, with such amount thereafter bearing interest at the rates provided in this Note.

          5.   TAXES

               a. The undersigned shall maintain a written record of the ownership of this Note and the obligations to pay interest and principal evidenced hereby. In addition to any other provisions regarding transfer of this Note set forth herein, the right to receive principal and interest under this Note may only be transferred if Lender shall indorse this Note in favor of a named transferee, and the transferee, as new holder thereof, shall surrender this Note to the undersigned, whereupon the undersigned shall promptly issue a new promissory note in favor of such transferee. This Note may not be transferred to, or otherwise indorsed, in favor of bearer, nor may it be indorsed in blank. The undersigned shall recognize as the holder of this Note only a holder who has acquired title in the manner described in the preceding sentences.

               b. Prior to making any payments under this Note, the undersigned shall ascertain whether it is obligated under Internal Revenue Code sections 1441 or 1442, as applicable, to withhold in respect to any such payment. If requested by the undersigned, the holder of this Note shall execute and deliver an IRS Form W-8 Certificate of Foreign Status to the undersigned certifying that such holder is a foreign entity that is not subject to U.S. information return reporting or withholding rules. In the event the undersigned has determined that withholding is required, and the holder of this Note (or its transferee, if any) claims the benefits of any applicable tax treaty providing for a reduced rate of withholding, the holder of this Note shall execute and deliver to the undersigned Internal Revenue Service Form 1001. Any holder of this Note shall notify the undersigned of any loss of, or change in, its exempt status.

               c. Lender and its transferees, if any, agree to indemnify the undersigned for any tax, interest, or penalty loss imposed on the undersigned in the event that any taxing authority determines that the undersigned is or was required to withhold with respect to any payment made hereunder. However, the previous sentence shall not apply to any tax, interest or penalty imposed after the undersigned has either been notified by any taxing authority that withholding is required, or after the Lender (or such transferee) has informed the undersigned that the Lender (or such transferee) is no longer exempt from withholding. In that event, the Lender (or such transferee, as applicable) shall not be liable for interest and penalties imposed by any taxing authority that arise out of the undersigned's failure to withhold. If the undersigned fails to withhold the necessary amount from any subsequent payment, the undersigned's only remedy shall be to withhold tax on any subsequent payments, or to obtain reimbursement for the tax only.

          6.   GENERAL PROVISIONS

               a. If this Note is not paid when due, the undersigned further promises to pay all costs of collection (including, but not limited to, reasonable attorneys' fees incurred by the holder), whether or not suit is filed hereon.

               b. Presentment for payment, demand, notice of dishonor, protest, and notice of protest are hereby expressly waived.

               c. Any waiver of any rights under this Note, the Agreement, or under any other agreement, instrument, or paper signed by the undersigned is neither valid nor effective unless made in writing and signed by the holder of this Note.

               d. No delay or omission on the part of the holder of this Note in exercising any right shall operate as a waiver thereof or of any other right.

               e. A waiver by the holder of this Note upon any one occasion shall not be construed as a bar or waiver of any right or remedy on any future occasion.

               f. Should any one or more of the provisions of this Note be determined illegal or unenforceable, all other provisions shall nevertheless remain effective.

               g. This Note cannot be changed, modified, amended, or terminated orally.

               h. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without reference to the principles of conflicts of laws thereof.

          7.   ASSIGNMENT BY THE MAKER

          The undersigned shall have the right to assign its rights and obligations under this Note to any third party with the consent of the Lender (which consent shall not be unreasonably withheld). Upon such an assignment, the undersigned shall thereafter be released from its obligations under this Note and such assignment shall effect a novation between Lender and such third party.

          IN WITNESS WHEREOF, this Note has been executed and delivered on the date first set forth above.


                              _____________________________
                              MARK A. SPEIZER, individually

                                                                     EXHIBIT 8

                         TERM SHEET FOR OPTION AGREEMENT



The following are the material economic terms of an option agreement anticipated to be entered into between Scorpion Acquisition, LLC ("Acquisition Entity") and Mark A. Speizer ("Speizer"). subject to Speizer acquiring the First Closing Shares, the signatories below agree to negotiate in good faith to reach mutual agreement on an option agreement including the following terms and other terms to be included in that option agreement.

1. Speizer acquired 788,795 shares (the "First Closing Shares") of the stock of National Insurance Group ("NAIG") from Howard Herman and others. Speizer also has the right to acquire an additional 35,000 shares (the "Second Closing Shares") of stock of NAIG from Howard and Marcia Herman. Speizer currently owns 400,000 shares (the "Speizer Shares") of the stock of NAIG. All of such shares will be pledged and held by a pledgeholder.

2. Scorpion Acquisition, LLC will pay to Speizer One Dollar ($1.00) for an irrevocable option (the "Option") to acquire (a) the First Closing Shares,
     (b) the Second Closing Shares, (c) the Speizer Shares, and (d) all split shares and stock dividends on the shares described in (a), (b) and (c)(the "Optioned Shares").

3. Acquisition Entity cannot exercise the Option unless it has received from the California Department of Insurance a Form A approval for the acquisition of the Optioned Shares. Acquisition Entity's right to exercise the Option will terminate, in any event, six (6) months after May 31, 1996 and the parties agree, in good faith, to consider a three (3) month extension of this option.

4. In consideration for the Optioned Shares, Speizer will receive a 22.5% profits interest (after return of capital to certain other members of the Acquisition Entity which have made capital contributions and the payment of certain expenses all to be mutually agreed upon).

5. Speizer to become third member of and one (1) of three (3) managers of Acquisition Entity upon terms mutually agreed upon. Acquisition Entity also will assume all obligations and have Speizer released from all obligations from the Promissory Note and Credit Agreement with Arabella S.A. dated May 31, 1996 ("Arabella Loan") and Acquisition Entity will assume all obligations and indemnify and hold harmless Speizer from loss under the Promissory Note, Security Agreement and Stock Pledge agreements and the escrow agreement on all the Herman loans made to Speizer on May 31, 1996 in which NAIG stock has been used as security collateral ("Herman Loans").

6. The expenses described in item 4 will include debt service on the above described Herman Loans and principal due under the Arabella Loan, expenses under the agreement and escrow agreement, transaction-related legal and accounting fees, premiums for life insurance policies on Speizer's life where the note holders are beneficiaries, certain mutually agreed upon out of pocket expenses, and $200,000 payable to Scorpion Holdings.

7. In the event that Acquisition Entity wishes to dispose of any of its NAIG stock, it shall be precluded from selling, encumbering or otherwise disposing of NAIG stock for a period of six months from May 31, 1996, (6 month term). thereafter, it shall provide Speizer a first right of refusal to purchase those shares on terms equal to those offered by another buyer of those NAIG shares and Speizer will be given (to be mutually agreed upon) days to agree to such purchase under those terms and another (to be mutually agreed upon) days to close on that transaction. In the event that Speizer does not close on such transaction Speizer shall pay the Acquisition Entity an amount of (to be mutually agreed upon).

SCORPION ACQUISITION, LLC


By:  ______________________________     ____________________________
     Nuno Brandolini D'Adda, Member          Mark A. Speizer


By:  ______________________________
     Kevin R. McCarthy, Member          Dated:  May 31, 1996


                                      - 2 -